UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Interim financial statements -
(Free translation from the original prepared in Portuguese)
March 31, 2024

cosan

1

CONTENT

2

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Shareholders, Board Members and Management of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Cosan S.A. (“Company”), included in the quarterly information, for the quarter ended March 31, 2024, which comprises the individual and consolidated interim statement of financial position as at March 31, 2024, and the respective individual and consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the notes to the financial information.

The Company’s and its controlled companies’ Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with NBC TG 21 (R4) and with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for the presentation of this interim financial information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to quarterly information. Our responsibility is to express a conclusion on the individual and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would leads us to believe that the individual and consolidated interim financial information included in the accompanying Quarterly Information has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by CVM.

3

Other matters

Individual and consolidated interim statements of value added – Supplementary information

The interim financial information referred to above includes the individual and consolidated statements of value added for the three-month period ended March 31, 2024, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if its form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the individual and consolidated interim financial information taken as a whole.

Interim financial information for the previous three-month period reviewed by another independent auditor

The corresponding amounts related to the individual and consolidated interim financial information for the three-month period ended March 31, 2023, originally prepared before the reclassifications disclosed in Note 3.1, were reviewed by other independent auditors and their review report issued, without modification, in May 15, 2023. We also reviewed the reclassifications described in Note 3.1 that were carried out to change the corresponding values relating to the individual and consolidated interim financial information as of March 31, 2023. In our conclusion, such reclassifications are appropriate and were correctly carried out. We were not hired to audit, review or apply any other procedures to the Company's individual and consolidated interim financial information for the quarter ended March 31, 2023 and, therefore, we do not express an opinion or any form of assurance regarding this individual and consolidated interim financial information, taken together.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 28, 2024.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Luiz Gustavo Pereira dos Santos
Accountant CRC 1 SP 258849/O-9

4

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets
Cash and cash equivalents	5.2	691,728	1,769,976	16,398,421	14,658,481
Restricted cash	5.3	—	—	8,101	7,860
Marketable securities	5.3	366,700	705,777	3,938,577	3,407,955
Trade receivables	5.7	—	—	3,909,009	3,330,488
Derivative financial instruments	5.6	-	54,935	454,210	202,399
Inventories	7	—	—	1,945,051	1,792,714
Receivables from related parties	5.8	168,123	173,351	284,074	251,471
Income tax receivable		455,219	508,268	921,661	888,942
Other current tax receivable	6	8,346	8,346	730,293	745,856
Dividend receivable	17	104,382	319,135	93,773	255,777
Sectorial financial assets	5.10	—	—	248,710	207,005
Other financial assets		—	—	667	690
Other current assets		135,091	177,001	579,434	722,386
		1,929,589	3,716,789	29,511,981	26,472,024
Current assets held for sale	8	4,353	2,998	2,138,165	2,138,165
Current assets		1,933,942	3,719,787	31,650,146	28,610,189

Trade receivables	5.7	—	—	109,516	114,148
Marketable securities	5.3	—	—	100,078	96,006
Restricted cash	5.3	76,429	81,621	192,657	195,392
Deferred tax assets	15	2,951,254	2,478,911	5,997,558	5,609,030
Receivables from related parties	5.8	159,378	174,745	85,149	88,620
Income tax receivable		—	—	414,003	432,360
Other non-current tax receivable	6	34,035	33,639	1,158,167	1,132,703
Judicial deposits	16	407,151	403,489	1,003,984	895,901
Derivative financial instruments	5.6	72,862	102,881	1,925,038	2,344,400
Sectorial financial assets	5.10	—	—	378,396	341,695
Other non-current assets		73,068	71,250	238,079	216,694
Other financial assets		—	—	2,650	2,423
Investments in associates	9.1	40,374,484	35,741,778	17,455,539	17,611,369
Investment in joint ventures	10	1,271,421	1,320,592	11,275,628	11,742,442
Property, plant and equipment	11.1	37,932	39,817	21,821,854	21,239,974
Intangible assets and goodwill	11.2	7,549	6,863	22,809,992	22,650,287
Contract asset	11.3	—	—	997,866	1,052,105
Right-of-use assets	11.4	20,701	22,200	9,383,536	9,513,518
Investment property	11.5	—	—	15,977,866	15,976,126
Non-current assets		45,486,264	40,477,786	111,327,556	111,255,193

Total assets		47,420,206	44,197,573	142,977,702	139,865,382
The accompanying notes are an integral part of these interim financial statements.
5

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Liabilities
Loans, borrowings and debentures	5.4	928,541	800,987	6,312,808	4,882,398
Leases	5.5	8,947	8,959	737,232	733,063
Derivative financial instruments	5.6	550,613	364,747	1,444,549	1,250,520
Trade payables	5.9	2,416	2,431	3,665,270	3,920,273
Employee benefits payables		19,193	61,926	559,068	829,329
Income tax payables		22,231	2,716	444,639	445,934
Other taxes payable	14	162,818	226,556	660,759	673,718
Dividends payable	17	276,065	276,065	678,548	549,054
Concessions payable	13	—	—	269,227	250,971
Related party payables	5.8	128,942	198,899	497,714	322,160
Sectorial financial liabilities	5.10	—	—	72,112	70,013
Other financial liabilities		—	—	401,535	476,895
Other current liabilities		620,104	593,643	1,684,873	1,516,084
		2,719,870	2,536,929	17,428,334	15,920,412
Liabilities related to assets held for sale	8	—	—	238,393	238,393
Current liabilities		2,719,870	2,536,929	17,666,727	16,158,805
Loans, borrowings and debentures	5.4	15,840,422	12,695,337	54,200,718	52,022,256
Leases	5.5	19,033	20,584	4,539,357	4,542,731
Derivative financial instruments	5.6	302,782	281,238	1,427,319	2,164,625
Trade payables	5.9	—	—	271,570	264,252
Employee benefits payables		—	—	28,934	—
Other taxes payable	14	161,289	158,857	165,525	163,242
Provision for legal proceedings	16	386,213	401,093	1,754,724	1,714,403
Concessions payable	13	—	—	3,400,218	3,314,402
Investments with unsecured liabilities	9.1	149,541	146,276	—	—
Related party payables	5.8	6,599,465	6,449,968	1,078	1,078
Post-employment benefits	23	290	313	622,601	617,647
Deferred tax liabilities	15	—	—	5,294,030	5,225,433
Sectorial financial liabilities	5.10	—	—	1,784,173	1,740,685
Deferred revenue		—	—	18,494	19,129
Other non-current liabilities		564,531	551,671	881,913	935,514
Non-current liabilities		24,023,566	20,705,337	74,390,654	72,725,397
Total liabilities		26,743,436	23,242,266	92,057,381	88,884,202

Shareholders' equity
Share capital		8,682,544	8,682,544	8,682,544	8,682,544
Treasury shares		(159,641)	(93,917)	(159,641)	(93,917)
Additional paid-in capital		2,496,415	2,561,964	2,496,415	2,561,964
Accumulated other comprehensive income		359,236	314,325	359,236	314,325
Retained earnings		9,490,391	9,490,391	9,490,391	9,490,391
Profit for the year		(192,175)	—	(192,175)	—

Equity attributable to:
Owners of the Company		20,676,770	20,955,307	20,676,770	20,955,307
Non-controlling interests	9.2	—	—	30,243,551	30,025,873
Total shareholders' equity		20,676,770	20,955,307	50,920,321	50,981,180
Total liabilities and shareholders' equity		47,420,206	44,197,573	142,977,702	139,865,382
The accompanying notes are an integral part of these interim financial statements.
6

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	1Q24	1Q23	1Q24	1Q23 (Restated) (i)
Net sales	19	—	—	9,842,056	9,618,154
Cost of sales	20	—	—	(6,928,437)	(7,178,603)
Gross profit		—	—	2,913,619	2,439,551

Selling expenses	20	—	—	(361,404)	(339,733)
General and administrative expenses	20	(103,683)	(86,641)	(583,255)	(490,524)
Other incomes (expenses), net	21	(14,238)	18,187	761	361,893
Operating expenses		(117,921)	(68,454)	(943,898)	(468,364)

Profit (loss) before equity in earnings of investees finance results and income taxes		(117,921)	(68,454)	1,969,721	1,971,187

Interest in earnings of associates	9.1	824,169	(581,069)	461,423	52,964
Interest in earnings of joint ventures	10	(45,874)	128,386	(403,908)	1,130,415
Equity in earnings of investees		778,295	(452,683)	57,515	1,183,379

Finance expense		(529,536)	(428,483)	(1,864,555)	(4,255,260)
Finance income		58,182	68,474	615,101	600,662
Foreign exchange, net		(337,996)	243,142	(531,218)	585,342
Net effect of derivatives		(513,361)	(509,086)	1,343	300,142
Finance results, net	22	(1,322,711)	(625,953)	(1,779,329)	(2,769,114)

Profit (loss) before income taxes		(662,337)	(1,147,090)	247,907	385,452

Income taxes	15
Current		(3,849)	30,563	(284,396)	(1,191,182)
Deferred		474,011	212,396	300,033	386,998
		470,162	242,959	15,637	(804,184)

Profit (loss) for the period		(192,175)	(904,131)	263,544	(418,732)

Profit (loss) attributable to:
Owners of the Company		(192,175)	(904,131)	(192,175)	(904,131)
Non-controlling interests		—	—	455,719	485,399
		(192,175)	(904,131)	263,544	(418,732)

Earnings per share	18
Basic				(R$0.1030)	(R$0.4844)
Diluted				(R$0.1032)	(R$0.4888)

(i) For additional information see notes 3.1.
The accompanying notes are an integral part of these interim financial statements.

7

Statement of other comprehensive income

(In thousands of  Reais)

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23
Profit for the period	(192,175)	(904,131)	263,544	(418,732)

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	62,887	(184,753)	63,056	(241,448)
Gain (loss) on cash flow hedge	(32,384)	1,207	(42,564)	1,585
	30,503	(183,546)	20,492	(239,863)

Items that will not be reclassified to profit or loss:
Actuarial gains losses with defined benefit plan, net of taxes	14,408	121	24,286	3,195
Deferred taxes	—	—	(8,257)	(1,086)
	14,408	121	16,029	2,109

Total comprehensive income for the period	(147,264)	(1,087,556)	300,065	(656,486)

Comprehensive income attributable to:
Owners of the Company	(147,264)	(1,087,556)	(147,264)	(1,087,556)
Non-controlling interest	—	—	447,329	431,070
	(147,264)	(1,087,556)	300,065	(656,486)

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of  Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180

Loss for the year	—	—	—	—	—	—	—	—	(192,175)	(192,175)	455,719	263,544

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	(32,384)	—	—	—	—	(32,384)	(10,180)	(42,564)
Foreign currency translation differences	—	—	—	—	62,887	—	—	—	—	62,887	169	63,056
Actuarial gain on defined benefit plan	—	—	—	—	14,408	—	—	—	—	14,408	1,621	16,029
Total comprehensive income (loss) for the year	—	—	—	—	44,911	—	—	—	(192,175)	(147,264)	447,329	300,065

Contributions and distributions to owners of the Company:
Gain (loss) on capital increase in a subsidiary	—	—	—	—	—	—	—	—	—	—	(20,629)	(20,629)
Share based payments	—	(88,821)	—	—	—	—	—	—	—	(88,821)	-	(88,821)
Share based payments	—	23,097	—	(66,792)	—	—	—	—	—	(43,695)	-	(43,695)
Write-off of interest in subsidiary	—	—	—	(420)	—	—	—	—	—	(420)	(75)	(495)
Dividends	—	—	—	—	—	—	—	—	—	—	(221,019)	(221,019)
Employee compensation plan - value of employee services	—	—	—	2,390	—	—	—	—	—	2,390	12,072	14,462
Total contributions and distributions	—	(65,724)	—	(64,822)	—	—	—	—	—	(130,546)	(229,651)	(360,197)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	(727)	—	—	—	—	—	(727)	—	(727)
Total transactions with owners of the Company	—	—	—	(727)	—	—	—	—	—	(727)	-	(727)

Total transactions with owners of the Company	—	(65,724)	—	(65,549)	—	—	—	—	—	(131,273)	(229,651)	(360,924)

At March 31, 2024	8,682,544	(159,641)	737	2,495,678	359,236	58,802	8,610,796	820,793	(192,175)	20,676,770	30,243,551	50,920,321

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of  Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	20,653,167	27,516,232	48,169,399

Net income for the period	—	—	—	—	—	—	—	—	(904,131)	(904,131)	485,399	(418,732)

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	1,207	—	—	—	—	1,207	378	1,585
Foreign currency translation differences	—	—	—	—	(184,753)	—	—	—	—	(184,753)	(56,695)	(241,448)
Actuarial gain on defined benefit plan	—	—	—	—	121	—	—	—	—	121	1,988	2,109
Total comprehensive income (loss) for the year	—	—	—	—	(183,425)	—	—	—	(904,131)	(1,087,556)	431,070	(656,486)

Transactions with owners of the Company contributions and distributions:
Resource from capital increase in subsidiary	—	—	—	—	—	—	—	—	—	—	21,959	21,959
Gain with increase in capital in subsidiary	—	—	—	12,622	—	—	—	—	—	12,622	(12,622)	—
Share based payments	—	(113)	—	768	—	—	—	—	—	655	1,312	1,967
Dividends	—	—	—	—	—	—	—	—	—	—	(72,661)	(72,661)
Employee compensation plan - value of employee services	—	—	—	26,321	—	—	—	—	—	26,321	2,837	29,158
Total contributions and distributions	—	(113)	—	39,711	—	—	—	—	—	39,598	(59,175)	(19,577)

Changes in interest in subsidiaries:
Change of shareholding interest in subsidiary	—	—	—	(316)	—	—	—	—	—	(316)	—	(316)
Total transactions with owners of the Company	—	—	—	(316)	—	—	—	—	—	(316)	—	(316)

Total contributions, distributions and transactions with the Company's shareholders	—	(113)	—	39,395	—	—	—	—	—	39,282	(59,175)	(19,893)

At March 31, 2023	8,402,544	(107,253)	737	2,358,586	384,121	58,802	9,240,466	171,021	(904,131)	19,604,893	27,888,127	47,493,020

The accompanying notes are an integral part of these interim financial statements

10

Statement of cash flow

(In thousands of  Reais)

		Parent Company		Consolidated
	Note	1Q24	1Q23	1Q24	1Q23
Cash flows from operating activities
Profit (loss) before income taxes		(662,337)	(1,147,090)	247,907	385,452
Adjustments for:
Depreciation and amortization	20	3,851	3,422	907,264	785,219
Interest in earnings of associates	9.1	(824,169)	581,069	(461,423)	(52,964)
Interest in earnings of joint ventures	10	45,874	(128,386)	403,908	(1,130,415)
Loss (gain) on disposed assets	21	7	—	8,659	(793)
Share based payment	24	21,194	19,562	47,557	39,719
Legal proceedings provision	21	10,842	22,465	81,260	63,627
Interest and foreign exchange, net		1,343,237	602,506	2,109,721	3,098,422
Sectorial financial assets and liabilities, net	5.10	—	—	(53,026)	27,655
Provisions for employee benefits		6,323	13,196	87,258	69,450
Allowance for expected credit losses		—	—	13,033	3,818
Deferred revenue		—	—	(650)	(1,347)
Revenue from finance investment		—	—	—	(402,752)
Other		620	(49,536)	50,812	90,099
		(54,558)	(82,792)	3,442,280	2,975,190
Variation in:
Trade receivable		—	—	(521,801)	(100,241)
Inventories		—	—	(125,602)	(87,749)
Other taxes, net		(7,312)	1,591	46,145	138,448
Income tax		29,044	37,611	(328,439)	(260,208)
Related parties, net		(7,751)	(47,810)	126,498	(2,948)
Trade payables		1,427	(113,534)	(156,761)	(324,025)
Employee benefits		(54,135)	(44,551)	(323,520)	(279,594)
Provision for legal proceedings		2,008	(7,028)	(95,857)	(81,490)
Financial instruments derivatives		—	—	(4,922)	6,662
Other financial liabilities		—	—	(51,119)	(194,939)
Judicial deposits		(883)	(723)	(98,858)	(13,778)
Post-employment benefits obligation		—	—	(6,576)	(9,369)
Other assets and liabilities, net		40,015	(18,424)	44,617	51,058
		2,413	(192,868)	(1,496,195)	(1,158,173)
					—
Net cash (used in) generated from operating activities		(52,145)	(275,660)	1,946,085	1,817,017

Cash flows from investing activities
Advance for Future Increase Capital	9.1	(4,070,000)	(4,000)	—	—
Capital contribution in joint ventures	10	(4,337)	—	(4,337)	—
Acquisition of subsidiary, net of acquired cash		—	—	—	—
Purchase of marketable securities		347,038	201,828	(444,102)	(749,572)
Restricted cash		7,197	(1,139)	5,508	(18,719)
Dividends received from associates	17	244,324	266,624	587,744	6,748
Dividends received from joint venture	17	228,342	46,103	293,912	405,926
Dividends received from finance investment		—	—	—	457,450
Acquisition of instruments designated at fair value		—	—	—	(2,281)
Reduction of capital in subsidiaries	9.1	5,227	—	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(1,160)	(1,010)	(1,535,849)	(1,508,133)
Proceeds from the sale of investments		—	—	—	(20,926)
Receipt of derivative financial instruments, except debt		—	18,037	65	21,398
Payment of derivative financial instruments, except debt		—	—	(180)	(4,019)
Net cash generated from (used in) investing activities		(3,243,369)	526,443	(1,097,239)	(1,412,128)

11

Statement of cash flow

(In thousands of  Reais)

		Parent Company		Consolidated
	Note	1Q24	1Q23	1Q24	1Q23
Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	2,980,221	—	7,577,959	372,110
Principal repayment of loans, borrowings and debentures	5.4	—	—	(4,418,898)	(434,343)
Payment of interest on loans, borrowings and debentures	5.4	(262,844)	(277,848)	(1,007,511)	(951,128)
Payment of derivative financial instruments		(238,456)	(302,650)	(1,378,647)	(759,943)
Proceeds from derivative financial instruments		13,530	7,962	516,758	7,984
Costs of banking operations with derivatives		—	—	(29,828)	(247,163)
Principal repayment of leases	5.5	(1,558)	(1,234)	(120,611)	(156,458)
Payment of interest on leases	5.5	(828)	(885)	(87,946)	(51,672)
Proceeds from capital contributions by non-controlling shareholders		—	—	(20,520)	21,959
Related parties		(184,739)	(275,446)	—	—
Proceeds from the sale of treasury shares		(91,332)	—	(91,332)	—
Dividends paid	17	—	—	(93,851)	(102,712)
Payment of share-based compensation		—	—	—	(293)
Net cash generated from (used in) financing activities		2,213,994	(850,101)	845,573	(2,301,659)

Increase (decrease) in cash and cash equivalents		(1,081,520)	(599,318)	1,694,419	(1,896,770)

Cash and cash equivalents at the beginning of the period		1,769,976	1,348,461	14,658,481	13,301,716
Effect of the foreign exchange rate changes		3,272	(3,322)	45,521	(19,520)
Cash and cash equivalents at the end of the period		691,728	745,821	16,398,421	11,385,426

Additional information
Income taxes paid		—	—	251,518	532,647

The accompanying notes are an integral part of these interim financial statements

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the period ended March 31, 2024, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)

Recognition of right-of-use as a counterpart to the lease liability in the amount of R$15,775 (R$17,124 on March 31, 2023), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).

(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$696,688 (R$114,642 on March 31, 2023).
(iii)	On March 27, 2024, the subsidiary Compass recognized deliberate dividends in the amount of R$1,479,631 net of income tax to be paid in the subsequent month.

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

12

Statement of value added

(In thousands of  Reais)

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23 (Restated) (i)
Revenue
Net sales	—	—	11,515,795	11,370,985
Other income (expense), net	(1,192)	47,671	66,357	424,246
Impairment gain (loss) on trade receivables	—	—	4,832	1,958
	(1,192)	47,671	11,586,984	11,797,189
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	6,410,877	6,856,677
Materials, energy, third-party services and other	40,493	50,298	561,922	497,714
	40,493	50,298	6,972,799	7,354,391

Gross value added	(41,685)	(2,627)	4,614,185	4,442,798

Retention
Depreciation and amortization	3,851	3,422	907,264	785,219

Net value added	(45,536)	(6,049)	3,706,921	3,657,579

Value added transferred in
Interest earnings in associates	824,169	(581,069)	461,423	52,964
Interest earnings in joint ventures	(45,874)	128,386	(403,908)	1,130,415
Finance revenue	58,182	68,476	615,101	595,697
	836,477	(384,207)	672,616	1,779,076

Value added to be distributed	790,941	(390,256)	4,379,537	5,436,655

Distribution of value added
Personnel and payroll charges	54,597	56,494	629,026	569,922
Direct remuneration	41,097	52,613	504,154	473,691
Benefits	3,409	2,594	89,653	71,319
FGTS and other	10,091	1,287	35,219	24,912

Taxes, fees and contributions	(452,371)	(237,044)	1,070,957	1,886,222
Federal	(457,914)	(238,849)	361,718	1,140,888
State	—	—	661,006	712,886
Municipal	5,543	1,805	48,233	32,448

Financial expenses and rents	1,380,890	694,425	2,416,010	3,399,243
Interest and foreign exchange variation	1,371,928	709,328	2,306,059	3,082,494
Rents	—	—	29,077	39,388
Other	8,962	(14,903)	80,874	277,361

Equity Remuneration	(192,175)	(904,131)	263,544	(418,732)
Non-controlling interests	—	—	455,719	485,399
Retained loss	(192,175)	(904,131)	(192,175)	(904,131)

(i) For more details see notes 3.1.
The accompanying notes are an integral part of these interim financial statements.

13

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.  OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) It is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Cosan Oito is a subsidiary of Cosan S.A., which has a significant stake in Vale.
(iii)	Cosan Nove has a direct stake in Raízen of 39.12% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.91%.
(iv)	Cosan Dez has a direct stake in Compass of 88,00% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20%.
2. RELEVANTS EVENTS IN THE PERIOD

INTERNALIZATION OF SENIOR NOTES 2031

On February 16, 2024, the Company internalized the remaining resources arising from the 2031 senior notes, through the issuance of Loan 4131 by Cosan S.A., referenced in US dollars in the amount of equivalent to US$600,000 thousand, equivalent to R$2,982,600, with an annual coupon of 6.6% p.a. for the first four semesters and interest payment of 7.25% p.a. for the others. In return, Cosan Luxembourg contracted a Time Deposit (“TD”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 7.25% p.a., which has as its underlying asset the issuance of Loan 4131. For more information see note 5.4 (e).

VALE'S DIVIDEND DISTRIBUTION

On February 22, 2024, Vale's Board of Directors approved the remuneration of shareholders in the amount of R$11,721,894. The amount declared corresponds entirely to dividends in the total amount of R$ 2.738548374 reais per share. The payment took place on March 19, 2024 and the amount received by the subsidiary Cosan Oito was R$577,469.

14

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

COMGÁS' TENTH ISSUANCE OF DEBENTURES

On February 29, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 10th issuance of simple debentures, under a firm placement guarantee, non-convertible into shares, of the unsecured type, in a single series. The issuance was in the total amount of R$1,500,000, with semiannual interest at a rate equal to DI plus a spread of 0.80% p.a. and with maturity of the principal on March 15, 2029, with amortization on the maturity date. The net proceeds from the Issuance will be allocated to the ordinary management of the business of the indirect subsidiary Comgás.

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. filed with the Brazilian Federal Revenue Service (RFB) the constitutive report number 143/2023, issued by SUDAM on December 6, 2023, attesting to compliance with the legal conditions and requirements required for the renewal of the tax benefit, for another 10 years. In view of the above, the RFB, through the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and additional taxes referred to in article 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated on the basis of the operating profit of the legal entity Rumo Malha Norte.

COMPASS'S THIRD ISSUANCE OF DEBENTURES

On March 15, 2024, the subsidiary Compass Gás e Energia S.A. raised its 3rd issuance of simple and non-convertible debentures, in the amount of R$ 1,500,000 with remuneration of CDI + 1.08% p.a., semiannual interest and principal maturing on March 15, 2029. The proceeds from the issuance will be used for general purposes and to strengthen working capital.

RESOLUTION OF COMPASS GAS AND ENERGY DIVIDENDS

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass Gas and Energy approved the distribution of dividends in the amount of R$1,500,000. The payment took place on April 12, 2024 and the amount received by the subsidiary Cosan Dez was R$1,320,000.

COMPASS AND TRSP COMMERCIAL NOTES

On March 20, 2024, Compass and its subsidiary TRSP signed the 1st Issuance of Commercial Notes in the amount of R$ 200,000, with maturity in March 2026 and remuneration at 100% CDI + 1.7% p.a. The agreement was entered into through the depositary Laqus Depositária de Valores Mobiliários S.A. following the market conditions for the respective transaction.

COMPASS MARKETING LOAN

On March 21, 2024, Compass and its subsidiary Compass Comercialização signed an "Uncommitted Term Loan Facillity Agreement – Loan Agreement" with BNP Paribas S.A., for funding under the terms of Law No. 4,131. On March 22, 2024, the Company concluded the funding in the amount of EUR 78 million, equivalent to R$423,393, maturing in March 2025 and with an interest rate of 4.88% per year.

ISSUANCE OF DEBENTURES RUMO MALHA PAULISTA S.A.

On March 25, 2024, Rumo Malha Paulista raised R$1,200,000 with the 5th issuance of simple, non-convertible debentures, of the unsecured type, divided into two series, the first of which has an amount of R$532,243, with an IPCA rate + 5.7970% p.a., a term of 10 years, semiannual interest payments and bullet amortization,  while the second is R$667,757 with an IPCA rate + 5.9284% p.a., a term of 15 years, semiannual interest payments and amortizations in the last three years.

PORT TERMINAL PROJECT – SEEDS

On March 25, 2024, Companhia Rumo S.A. and EMBRAPORT – Empresa Brasileira de Terminais Portuários S.A., signed a binding agreement for the implementation of a new port project (terminal) for grain and fertilizer lifts at the port of Santos. The estimated investment for the construction of the Terminal is R$ 2.5 billion and will be financed with loans, in addition to the possibility of potential strategic partnerships throughout the course of implementation of the Project. The start of construction is conditional on the fulfillment of customary conditions precedent for this type of operation, including licensing and legal and regulatory approvals. After the fulfillment of all conditions precedent, the period of 30 months for construction is estimated.

15

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

UNWIND VALE S.A. OPERATIONS

During the first months of 2024, as shown in the table, the Company anticipated the debts linked to Vale's operation, and in April 2024 the settlement of 100% of the debts was completed, as well as the collar financing derivatives linked to the operation.

	Participation Cosan			Debt settlement Cashier Effect
Base date	Direct	Collarizada	Total	Principal	Interest	Gain/Loss settlement Collar Financing
January. 2024	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February, 2024	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April, 2024 (i)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116

(i)	On April 19, 2024, the Company sold an additional 33,525 million shares, equivalent to a 0.74% stake in the Collar Financing structure, together with the early settlement of the remaining debt. With this latest advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, now holding only a direct stake in Vale.
3. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

These individual and consolidated interim financial statements were prepared and are being presented in accordance with the technical pronouncement CPC 21 (R1) - Interim Statements and with the international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Interim financial statements do not include all information necessary for a complete set of financial statements prepared in accordance with local standards and IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of the Statements of Added Value (“DVA”), individual and consolidated, is required by Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to public companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2023, was not presented in full in this quarterly information.

These interim financial statements were prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2023. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by Management in applying the Company's accounting policies and the main sources of estimation uncertainty were the same as those described in the last annual financial statements.

The relevant information specific to the interim financial statements, and only them, are being disclosed and correspond to that used by Management in its management.

These interim financial statements were authorized for issuance by the Board of Directors on May 28, 2024.

3.1. RECLASSIFICATION IN THE INCOME STATEMENT

ARSESP, through resolution 1,205 of August 18, 2021, NTF-044-2021, released a new Regulatory Accounting Manual and Chart of Accounts for the piped gas distribution sector for companies on its regulation with applicability as of fiscal year 2023.

16

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

According to the technical note mentioned above, ARSESP determines that the accounting of variations, positive and negative, between the price included in the tariffs and the price actually paid by the concessionaire to the supplier, which are periodically passed on to users through graphical accounts, must be recorded in the net operating revenue group. The accounting policy usually applied by the subsidiary Compass is consistent with the understanding of the essence of the operation, classifying the effects of the Regulatory Current Account ("CCR") on its gross income, but with allocations in the cost group of goods sold and services rendered. In addition, the document also mentions that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services.

The indirect subsidiary Comgás has voluntarily reassessed the way in which it presents the classification of the effects of CCR and general and administrative expenses, as it understands that such presentation will meet the requirements of ARSESP and OCPC08, providing more consistent information in the consolidations in line with the practices adopted by the group. These reclassifications do not impact the main indicators, such as profit for the year and shareholders' equity, used by the indirect subsidiary Comgás and the other gas distributors of Compass.

The application of the change in the accounting policy generated the following reclassification in the income statement in the comparative period:

	Consolidated
	1Q23 (Originally presented)	Reclassification	1Q23 (resubmitted)
Net Operating Income	9,631,327	(13,173)	9,618,154
Costs of Goods Sold and the services provided	(7,132,517)	(46,086)	(7,178,603)
Gross result	2,498,810	(59,259)	2,439,551
Selling Expenses	(339,733)	—	(339,733)
General and administrative expenses	(549,783)	59,259	(490,524)
Other operating income, net	361,893	—	361,893
Operating Income	(527,623)	59,259	(468,364)
Result before equivalence result equity and net financial income	1,971,187	—	1,971,187

Additionally, the Moove segment reviewed its initial adoption and reclassified revenues to reflect its operational performance more accurately, as detailed in explanatory note 4.1.

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

17

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of American, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high valuation potential, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Corporate Cosan: represents the reconciliation of Cosan’s corporate structure, which consists of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating revenues), including pre-operational investments; (ii) the result of equity of assets, including participation in Vale S.A.; and (iii) financial result attributed to cash and debts of the parent, intermediate holdings (Cosan Oito, Cosan Nove and Cosan Dez) and offshores financial companies, and mining and investment projects at the Climate Tech Fund, fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly owned subsidiary”.

18

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

In December 2023 the Company re-evaluated its segment structure presented as reconciliation items and added to the Corporate Cosan structure the company Cosan Dez and Cosan Investimentos. Because of this change, we present the comparative period of March 31, 2023.

	1Q24
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	53,657,046	4,135,168	2,439,592	3,146,017	136,567	7	(53,657,046)	(15,295)	9,842,056
Cost of goods sold and services provided	(49,921,053)	(3,358,766)	(1,758,889)	(1,826,033)	—	(44)	49,921,053	15,295	(6,928,437)
Gross profit	3,735,993	776,402	680,703	1,319,984	136,567	(37)	(3,735,993)	—	2,913,619
Selling expenses	(1,579,848)	(43,326)	(306,490)	(11,588)	—	—	1,579,848	—	(361,404)
General and administrative expenses	(930,404)	(173,833)	(134,169)	(151,817)	(18,385)	(105,051)	930,404	—	(583,255)
Other income (expenses), net	(45,200)	54,525	19,290	(56,651)	(2,166)	(14,237)	45,200	—	761
Equity in associates’ earnings	(66,352)	29,082	—	6,466	19,949	942,140	66,352	(536,214)	461,423
Equity income in joint ventures	—	—	—	(837)	—	(403,071)	—	—	(403,908)
Financial result	(1,715,131)	(204,019)	1,223	(621,079)	8,561	(964,015)	1,715,131	—	(1,779,329)
Financial expenses	(1,245,021)	(403,568)	1,691	(791,132)	(1,567)	(669,979)	1,245,021	—	(1,864,555)
Financial revenue	236,924	246,942	22,694	240,638	10,128	94,699	(236,924)	—	615,101
Foreign exchange variation	(537,048)	(59,792)	(23,162)	(173,095)	—	(275,169)	537,048	—	(531,218)
Derivatives	(169,986)	12,399	—	102,510	—	(113,566)	169,986	—	1,343
Income tax and social contribution	(306,554)	(120,728)	(79,901)	(116,141)	(18,480)	350,887	306,554	—	15,637
Income for the period	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544
Result attributed to:
Controlling shareholders	(906,094)	247,480	126,449	112,242	50,042	(192,174)	906,094	(536,214)	(192,175)
Non-controlling shareholders	(1,402)	70,623	54,207	256,095	76,004	(1,210)	1,402	—	455,719
	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544
Other selected information
Depreciation and amortization	2,765,658	250,418	69,606	583,303	68	3,869	(2,765,658)	—	907,264
EBITDA	3,879,847	893,268	328,940	1,688,860	136,033	423,613	(3,879,847)	(536,214)	2,934,500
Additions to fixed assets, intangible assets and contract assets	5,016,672	531,354	34,488	967,106	1,740	1,161	(5,016,672)	—	1,535,849
EBITDA reconciliation
Income for the period	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544
Income taxes and social contribution	306,554	120,728	79,901	116,141	18,480	(350,887)	(306,554)	—	(15,637)
Financial result	1,715,131	204,019	(1,223)	621,079	(8,561)	964,015	(1,715,131)	—	1,779,329
Depreciation and amortization	2,765,658	250,418	69,606	583,303	68	3,869	(2,765,658)	—	907,264
EBITDA	3,879,847	893,268	328,940	1,688,860	136,033	423,613	(3,879,847)	(536,214)	2,934,500

19

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	1Q23 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	54,951,266	4,521,831	2,587,173	2,383,828	136,767	1,530	(54,951,266)	(12,975)	9,618,154
Cost of goods sold and services provided	(48,006,292)	(3,640,689)	(1,943,646)	(1,603,595)	—	(3,648)	48,006,292	12,975	(7,178,603)
Gross profit	6,944,974	881,142	643,527	780,233	136,767	(2,118)	(6,944,974)	—	2,439,551
Selling expenses	(1,262,510)	(38,906)	(291,721)	(8,550)	—	(556)	1,262,510	—	(339,733)
General and administrative expenses	(842,304)	(137,830)	(137,650)	(102,921)	(17,965)	(94,158)	842,304	—	(490,524)
Other income (expenses), net	489,328	(5,708)	(10,696)	8,952	(2,039)	371,384	(489,328)	—	361,893
Equity in associates’ earnings	(33,814)	52,135	—	829	21,039	(783,334)	33,814	762,295	52,964
Equity income in joint ventures	—	—	—	—	—	1,130,415	—	—	1,130,415
Financial result	(1,363,440)	(465,489)	(80,073)	(607,400)	6,202	(1,622,354)	1,363,440	—	(2,769,114)
Financial expenses	(1,357,398)	(759,587)	(76,806)	(944,378)	(1,695)	(2,472,794)	1,357,398	—	(4,255,260)
Financial revenue	182,864	199,856	22,684	296,768	7,897	73,457	(182,864)	—	600,662
Foreign exchange variation	363,612	47,596	(10,378)	137,084	—	411,040	(363,612)	—	585,342
Derivatives	(552,518)	46,646	(15,573)	(96,874)	—	365,943	552,518	—	300,142
Income tax and social contribution	(1,305,082)	(1,076,594)	(293,768)	(96)	(17,893)	584,167	1,305,082	—	(804,184)
Income for the period	2,627,152	(791,250)	(170,381)	71,047	126,111	(416,554)	(2,627,152)	762,295	(418,732)
Result attributed to:
Controlling shareholders	2,559,212	(714,126)	(119,249)	22,287	48,793	(904,131)	(2,559,212)	762,295	(904,131)
Non-controlling shareholders	67,940	(77,124)	(51,132)	48,760	77,318	487,577	(67,940)	—	485,399
	2,627,152	(791,250)	(170,381)	71,047	126,111	(416,554)	(2,627,152)	762,295	(418,732)
Other selected information
Depreciation and amortization	1,518,716	206,857	72,082	502,005	69	4,206	(1,518,716)	—	785,219
EBITDA	6,814,390	957,690	275,542	1,180,548	137,871	625,839	(6,814,390)	762,295	3,939,785
Additions to fixed assets, intangible assets and contract assets	4,137,774	527,029	34,073	927,860	11,836	7,335	(4,137,774)	—	1,508,133
EBITDA reconciliation									—
Income for the period	2,627,152	(791,250)	(170,381)	71,047	126,111	(416,554)	(2,627,152)	762,295	(418,732)
Income taxes and social contribution	1,305,082	1,076,594	293,768	96	17,893	(584,167)	(1,305,082)	—	804,184
Financial result	1,363,440	465,489	80,073	607,400	(6,202)	1,622,354	(1,363,440)	—	2,769,114
Depreciation and amortization	1,518,716	206,857	72,082	502,005	69	4,206	(1,518,716)	—	785,219
EBITDA	6,814,390	957,690	275,542	1,180,548	137,871	625,839	(6,814,390)	762,295	3,939,785

20

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	03/31/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	14,819,906	6,509,018	649,871	7,534,862	78,416	1,626,254	(14,819,906)	—	16,398,421
Marketable securities	1,099,082	918,638	82,570	1,826,650	252,802	957,995	(1,099,082)	—	4,038,655
Trade receivables	10,316,918	1,773,050	1,288,170	695,974	261,331	—	(10,316,918)	—	4,018,525
Derivative financial instruments - asse	9,396,320	159,862	—	1,441,208	—	778,178	(9,396,320)	—	2,379,248
Inventories	11,687,738	284,506	1,384,155	276,390	—	—	(11,687,738)	—	1,945,051
Sectorial financial assets	—	627,106	—	—	—	—	—	—	627,106
Other financial assets	104,828	2,650	667	—	—	—	(104,828)	—	3,317
Other current assets	8,341,310	1,489,352	198,773	935,064	368,215	3,699,869	(8,341,310)	(1,935,772)	4,755,501
Other non-current assets	14,111,650	1,321,237	213,977	3,528,485	14,593	4,180,404	(14,111,650)	(169,099)	9,089,597
Investments in associates	—	1,654,565	1	299,392	88,245	32,203,839	—	(16,790,503)	17,455,539
Investments in joint ventures	1,317,514	—	—	47,729	—	11,227,899	(1,317,514)	—	11,275,628
Biological assets	4,185,032	—	—	—	—	—	(4,185,032)	—	—
investment properties	—	—	—	—	15,977,866	—	—	—	15,977,866
Contract assets	3,157,994	983,170	14,696	—	—	—	(3,157,994)	—	997,866
Right-of-use assets	10,266,842	1,565,788	201,441	7,592,354	3,252	20,701	(10,266,842)	—	9,383,536
Fixed assets	34,252,386	1,360,558	762,429	19,648,149	23	50,695	(34,252,386)	—	21,821,854
Intangible assets	9,723,090	13,434,104	2,739,124	6,629,215	—	7,549	(9,723,090)	—	22,809,992
Loans, financing and debentures	(35,599,820)	(13,180,858)	(2,278,182)	(19,884,992)	—	(25,169,494)	35,599,820	—	(60,513,526)
Derivative financial instruments - liabilities	(6,923,226)	(247,463)	—	(1,380,248)	—	(1,244,157)	6,923,226	—	(2,871,868)
Suppliers	(24,026,268)	(1,370,962)	(1,531,310)	(962,613)	(69,512)	(2,443)	24,026,268	—	(3,936,840)
Employee benefits payables	(1,364,170)	(252,589)	(94,816)	(221,425)	—	(19,172)	1,364,170	—	(588,002)
Sectorial financial liabilities	—	(1,856,285)	—	—	—	—	—	—	(1,856,285)
Other current liabilities	(11,524,450)	(2,726,938)	(384,936)	(1,659,682)	(305,976)	(1,234,891)	11,524,450	1,436,735	(4,875,688)
Lease liabilities	(11,564,936)	(1,678,967)	(207,290)	(3,358,906)	(3,446)	(27,980)	11,564,936	—	(5,276,589)
Other non-current liabilities	(15,535,542)	(2,679,286)	(554,687)	(6,737,607)	(539,369)	(2,295,767)	15,535,542	668,133	(12,138,583)
Total assets (net of liabilities) allocated by segment	26,242,198	8,090,256	2,484,653	16,249,999	16,126,440	24,759,479	(26,242,198)	(16,790,506)	50,920,321
Total assets	132,780,610	32,083,604	7,535,874	50,455,472	17,044,743	54,753,383	(132,780,610)	(18,895,374)	142,977,702
Shareholders’ equity attributable to:
Controlling shareholders	25,496,038	5,155,490	1,738,895	4,881,818	5,014,245	20,676,828	(25,496,038)	(16,790,506)	20,676,770
Non-controlling shareholders	746,160	2,934,766	745,758	11,368,181	11,112,195	4,082,651	(746,160)	—	30,243,551
Total shareholders’ equity	26,242,198	8,090,256	2,484,653	16,249,999	16,126,440	24,759,479	(26,242,198)	(16,790,506)	50,920,321

21

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Balance sheet items:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments - assets	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
investment properties	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Fixed assets	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, financing and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments - liabilities	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Suppliers	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Lease liabilities	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382
Shareholders’ equity attributable to:
Controlling shareholders	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling shareholders	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

22

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	1Q24	1Q23 (Restated)
Reported segment
Raízen
Ethanol	5,609,583	6,549,693
Sugar	7,761,595	5,966,227
Gasoline	15,572,382	16,662,811
Diesel	21,612,340	22,607,759
Cogeneration	860,599	826,045
Other	2,240,547	2,338,731
	53,657,046	54,951,266
Compass
Natural gas distribution
Industrial	2,800,989	2,954,381
Residential	458,892	505,187
Cogeneration	138,037	211,866
Automotive	120,383	161,844
Commercial	193,291	194,505
Construction revenue	320,030	302,908
Others	103,546	191,140
	4,135,168	4,521,831
Moove
Finished product	2,102,621	2,346,031
Base oil	168,941	153,990
Services	168,030	87,152
	2,439,592	2,587,173
Rumo
North operations	2,434,633	1,824,670
South operations	563,131	449,628
Container operations	148,253	109,530
	3,146,017	2,383,828
Radar
Lease and sale of lands	136,567	136,767
Reconciliation
Cosan Corporate	7	1,530
Deconsolidation of joint venture and eliminations	(53,672,341)	(54,964,241)
Total	9,842,056	9,618,154

23

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)
5.  FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets
Fair value through financial result
Cash and cash equivalents	5.2	589,998	1,667,155	2,876,869	3,298,142
Marketable securities	5.3	366,700	705,777	4,038,655	3,503,961
Derivative financial instruments	5.6	72,862	157,816	2,379,248	2,546,799
Other financial assets		—	—	3,317	3,113
		1,029,560	2,530,748	9,298,089	9,352,015
Amortized cost
Cash and cash equivalents	5.2	101,730	102,821	13,521,552	11,360,339
Trade receivables	5.7	—	—	4,018,525	3,444,636
Restricted cash	5.3	76,429	81,621	200,758	203,252
Receivables from related parties	5.8	327,501	348,096	369,223	340,091
Sectorial financial assets	5.10	—	—	627,106	548,700
Dividends and interest on equity receivable	17	104,382	319,135	93,773	255,777
		610,042	851,673	18,830,937	16,152,795
Total		1,639,602	3,382,421	28,129,026	25,504,810
Liabilities
Amortized cost
Loans, borrowings and debentures		(16,768,963)	(13,496,324)	(36,931,836)	(33,952,162)
Trade payables	5.9	(2,416)	(2,431)	(3,936,840)	(4,184,525)
Consideration payable		—	—	(163,649)	(203,094)
Other financial liabilities		—	—	(401,535)	(476,895)
Leases	5.5	(27,980)	(29,543)	(5,276,589)	(5,275,794)
Railroad concession payable	13	—	—	(3,669,445)	(3,565,373)
Related parties payable	5.8	(6,728,407)	(6,648,867)	(498,792)	(323,238)
Dividends payable	17	(276,065)	(276,065)	(678,548)	(549,054)
Sectorial financial liabilities	5.10	—	—	(1,856,285)	(1,810,698)
Installment of tax debts	14	(213,089)	(211,226)	(219,087)	(217,348)
		(24,016,920)	(20,664,456)	(53,632,606)	(50,558,181)
Fair value through financial result
Loans, borrowings and debentures		—	—	(23,581,690)	(22,952,492)
Derivative financial instruments	5.6	(853,395)	(645,985)	(2,871,868)	(3,415,145)
		(853,395)	(645,985)	(26,453,558)	(26,367,637)
Total		(24,870,315)	(21,310,441)	(80,086,164)	(76,925,818)

24

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

Under the terms of the main loan lines, the Company and its subsidiaries are required to comply with the following financial clauses:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan S.A.	* 1st issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	2.64
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.06
	* Senior Notes 2029
	* Senior Notes 2030 * Senior Notes 2031
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.23
Comgás S.A.	* Debenture 4th to 10th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.41
	* BNDES
	* Resolution 4131
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	(0.02)
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.67
Necta	* 1th issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	0.56
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.23
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.58
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	4.28
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.69
	* ECA
Rumo Luxembourg S.à r.l.	* Senior Notes 2028(vi)	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.69
	* Senior Notes 2032(vii)
	* Debentures (vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.15

25

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents and marketable securities.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, financing and debentures, leasing, as well as current and non-current derivative financial instruments.
(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures. Pro forma EBITDA corresponds to the accumulated period of the last 12 months.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.
(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a.
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) commitments

The Senior Notes 2028 was the first Green issuance of the freight rail sector in Latin America. The subsidiary Rumo is committed to using the proceeds to fully or partially finance ongoing and future projects that contribute to the promotion of a low-carbon and resource-efficient transportation sector in Brazil. The eligible projects are distributed in the areas of "Acquisition, replacement and upgrading of rolling stock", "Infrastructure for duplication of railway sections, new yards and yard extensions", and "Modernization of the railway". The company annually issues a report demonstrating the progress of the projects, which can be accessed directly on the investor relations page. The latest document, issued in December 2023, demonstrated the total allocation of these resources.

The Senior Notes 2032 was issued in Sustainability-Linked Bonds (SLBs), with the following sustainable goals: a 17.6% reduction in tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026, compared to 2020. Rumo is subject to the step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions by TKU by 15% by 2023, starting with the base date of December 2019. The Company will benefit from step-down of 25 Basis points in each series if it reaches this goal, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

As disclosed in note 25 of subsequent events, in April 2024 the fulfillment of the condition for the Step Down Fee was verified and the company will benefit from the next capitalization period.

26

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The 17th Debenture of Rumo S.A. is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% by 2030, based on 2020. Rumo is subject to the step-up of 25 basis points in the 1st series and 20 basis points in the 2nd series if the SKPI is not reached in 2026 and an increase of 5 basis points in the 2nd series if the SKPI is not reached in 2030.

As of March 31, 2024, the Company and its subsidiaries were complying with all financial and non-financial restrictive provisions.

The terms of the loans include provisions for cross-default.

5.2. CASH AND CASH EQUIVALENTS
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Cash and bank accounts	441	251	404,292	209,479
Savings account	101,059	102,400	446,540	431,011
Financial Investments	590,228	1,667,325	15,547,489	14,017,991
	691,728	1,769,976	16,398,421	14,658,481

Financial investments include the following:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Bank investments
Repurchase Agreements(i)	467,347	1,667,155	2,509,992	3,259,210
Certificate of bank deposits - CDB	122,651	—	304,249	—
Other investments	—	—	62,628	38,932
	589,998	1,667,155	2,876,869	3,298,142
Repurchase agreements	—	—	325,078	616,633
Certificate of bank deposits - CDB	—	—	12,096,631	9,807,983
Other	230	170	248,911	295,233
	230	170	12,670,620	10,719,849
	590,228	1,667,325	15,547,489	14,017,991

(i)	The Parent company´s repo operations are allocated to the WG Fixed Income Private Credit Investment Fund ("WG"), which was constituted as an open condominium and is managed by Itaú Unibanco Asset Management Ltda. ("Itaú Asset"). The fund's portfolio is mainly composed of investments in government securities and repo operations backed by federal government securities.

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of March 31, 2024 and December 31, 2023. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

27

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Marketable securities
Government securities (i)	366,700	705,777	3,575,654	3,107,813
Certificate of bank deposits	—	—	362,923	300,142
ESG Funds	—	—	100,078	96,006
	366,700	705,777	4,038,655	3,503,961
Current	366,700	705,777	3,938,577	3,407,955
Non-current	—	—	100,078	96,006
Total	366,700	705,777	4,038,655	3,503,961
Restricted cash
Securities pledged as collateral	76,429	81,621	200,758	203,252
	76,429	81,621	200,758	203,252
Current	—	—	8,101	7,860
Non-current	76,429	81,621	192,657	195,392
Total	76,429	81,621	200,758	203,252

(i)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

28

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.4. LOANS, BORROWINGS AND DEBENTURES

a)      Composition

	Interest			Parent Company
Description	Index	Interest Rate	Currency	03/31/2024	12/31/2023	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	14.61%	Real	1,165,900	1,208,141	Aug-25	Investments
	CDI + 1.65%	13.49%	Real	757,429	784,475	Aug-28	Capital management
	CDI + 1.50%	13.32%	Real	418,745	406,471	May-28	Capital management
	CDI + 1.90%	13.77%	Real	1,152,769	1,117,966	May-32	Capital management
	CDI + 2.00%	13.88%	Real	908,661	942,010	Aug-31	Capital management
	CDI + 2.40%	14.33%	Real	1,053,984	1,020,673	Apr-28	Capital management
	CDI + 2.40%	14.33%	Real	1,031,059	998,542	Jun-28	Capital management
	CDI + 1.80%	12.64%	Real	1,299,788	1,260,684	Jan-31	Capital management
	IPCA + 5.75%	9.98%	Real	413,906	412,478	Aug-31	Capital management
	8.02% + exchange rate variation (i)	8.02%	Dollar	1,528,501	1,451,867	Sep-29	Capital management
	7.52% base 360	7.52%	Dollar	2,991,879	2,897,097	Jun-30	Capital management
	CDI + 1.75%	12.59%	Real	564,723	547,755	Dec-28	Capital management
	CDI + 1.80%	12.64%	Real	462,069	448,165	Jan-31	Capital management
	Prefixed	6,60%	Dollar	3,019,550	—	Jun-31	Capital management
Total				16,768,963	13,496,324
Current				928,541	800,987
Non-current				15,840,422	12,695,337

(i)	The operation has an interest rate for the first interest flow of 16.04% p.a., while for the other flows it will be 8.02% p.a.

29

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	03/31/2024	12/31/2022	Maturity	Objective	Segments
With guarantee
Resolution 4,131
	Prefixed	Euro	3.20%	—	860,658	Oct-25	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	—	602,487	Oct-25	Investments	Cosan Corporate
	Prefixed	Euro	3.40%	347,262	1,954,022	Oct-26	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	286,936	1,135,226	Oct-26	Investments	Cosan Corporate
	Prefixed	Euro	3.56%	826,641	812,496	Oct-27	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	454,600	470,951	Oct-27	Investments	Cosan Corporate
BNDES	URTJLP	Real	8.56%	2,102,120	2,210,390	Jul-31	Investments	Rumo
	Prefixed	Real	6.00%	96,198	128,494	Dec-24	Investments	Rumo
	Prefixed	Real	3.50%	—	29	Jan-24	Investments	Rumo
	IPCA + 5.74%	Real	9.97%	299,835	295,058	Dec-36	Investments	Compass
	IPCA + 6.01%	Real	10.25%	309,047	304,276	Dec-36	Investments	Compass
	99.98% CDI	Real	7.38%	1,493,533	1,547,664	Jun-34	Investments	Compass
	IPCA + 4.10%	Real	8.26%	107,173	112,946	Apr-29	Investments	Compass
	IPCA + 5.74%	Real	9.97%	592,446	598,752	Dec-36	Investments	Compass
Export credit note	CDI + 2.25%	Real	13.45%	62,685	78,965	Feb-26	Capital management	Rumo
	CDI + 2.25%	Real	13.65%	70,986	60,774	May-26	Capital management	Rumo
	CDI + 2.20%	Real	13.60%	30,268	30,252	Mar-26	Capital management	Rumo
	CDI + 2.07%	Real	13.45%	50,367	52,101	Mar-25	Capital management	Rumo
	SOFR + 1.30%	Dollar	6.61%	510,613	487,544	Jan-25	Capital management	Rumo
Bank credit note	IPCA	Real	4.98%	931,542	954,205	Jan-48	Investments	Rumo
Debentures	CDI + 1.79%	Real	12.63%	776,538	753,435	Jun-27	Investments	Rumo
	CDI + 1.30%	Real	12.09%	782,735	759,390	Oct-27	Investments	Rumo
	IPCA + 4.77%	Real	8.96%	775,671	773,556	Jun-31	Investments	Rumo
	IPCA + 5.80%	Real	10.03%	621,527	—	Mar-34	Capital management	Rumo
	IPCA + 5.93%	Real	10.17%	507,273	—	Mar-39	Capital management	Rumo

30

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	03/31/2024	12/31/2022	Maturity	Objective	Segments
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	4.49%	40,499	48,849	Sep-26	Investments	Rumo
	IPCA + 4.10%	Real	9.74%	142,166	140,016	Jan-30	Investments	Compass
				12,218,661	15,172,536
No Warranty
Resolution 4131	Prefixed	Dollar	5.50%	33,396	31,920	Mar-25	Investments	Moove
	Prefixed	Dollar	2.13%	972,111	943,486	Feb-25	Capital management	Compass
	Prefixed	Dollar	4.04%	758,363	734,191	May-26	Capital management	Compass
	Prefixed	Dollar	1.36%	—	362,774	Feb-24	Capital management	Compass
	Prefixed	Dollar	4.88%	423,393	—	Mar-25	Capital management	Compass
Perpetual Notes	Prefixed	Dollar	8.25%	2,529,586	2,451,160	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7,00%	2,013,773	2,016,330	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,185,044	2,178,449	Jan-28	Investments	Rumo
Senior Notes Due 2029	Prefixed	Dollar	5.50%	3,688,849	3,622,922	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dollar	7.50%	2,779,022	2,642,023	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2031	Prefixed	Dollar	7.25%	3,013,789	—	Jun-31	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.20%	2,047,223	2,066,885	Jan-32	Acquisition	Rumo
Debentures	IPCA + 4.68%	Real	8.87%	316,590	396,201	Feb-26	Investments	Rumo
	IPCA + 4.50%	Real	8.68%	1,591,198	1,596,910	Jun-31	Investments	Rumo
	IPCA + 3.60%	Real	7.74%	415,282	413,881	Dec-30	Investments	Rumo
	CDI + 2.65%	Real	13.58%	1,165,900	1,208,141	Aug-25	Investments	Cosan Corporate
	IPCA + 6.80%	Real	11.07%	1,014,191	1,004,762	Apr-30	Investments	Rumo
	IPCA + 3.90%	Real	8.06%	1,124,435	1,113,820	Oct-29	Investments	Rumo
	IPCA + 5.73%	Real	9.96%	548,152	551,709	Oct-33	Investments	Rumo
	IPCA + 4.00%	Real	8.16%	1,071,208	1,077,141	Dec-35	Investments	Rumo
	IPCA + 4.54%	Real	8.72%	249,792	254,232	Jun-36	Investments	Rumo
	IPCA + 5.99%	Real	10.23%	474,959	470,177	Jun-32	Investments	Rumo
	IPCA + 5.76%	Real	9,99%	740,692	753,439	Aug-29	Investments	Rumo

31

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	03/31/2024	12/31/2022	Maturity	Objective	Segments
	IPCA + 6.18%	Real	10,43%	747,205	749,252	May-33	Investments	Rumo
	IPCA + 4.33%	Real	8.50%	568,742	554,147	Oct-24	Investments	Compass
	IGPM + 6.10%	Real	6.10%	363,848	359,639	May-28	Investments	Compass
	CDI + 1.90%	Real	12.75%	1,152,769	1,117,966	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	12.31%	418,745	406,471	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	12.81%	710,069	735,565	Aug-24	Investments	Compass
	CDI + 1.45%	Real	12.25%	411,501	399,457	Dec-26	Investments	Compass
	CDI + 1.55%	Real	12.37%	1,817,474	1,764,022	Nov-30	Investments	Compass
	CDI + 1.55%	Real	12.20%	70,866	—	Jan-27	Investments	Compass
	CDI + 1.08%	Real	11.85%	1,500,708	—	Mar-29	Investments	Compass
	109.20% CDI	Real	9;32%	538,123	550,342	Aug-31	Investments	Compass
	100.00% CDI + 0.80%	Real	11.54%	1,504,806	—	Mar-29	Investments	Compass
	IPCA + 7.36%	Real	11.65%	83,278	80,960	Dec-25	Investments	Compass
	111.60% CDI	Real	9.43%	513,377	533,854	Aug-36	Investments	Compass
	CDI + 1.65%	Real	12.48%	757,429	784,475	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.31%	1,053,984	1,020,673	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.31%	1,031,060	998,542	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	12.86%	908,661	942,011	Aug-31	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.64%	1,299,788	1,260,684	Jan-31	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	9.98%	413,906	412,478	Aug-31	Capital management	Cosan Corporate
	SOFR + 1.50%	Dollar	1.50%	2,244,786	2,175,107	May-27	Acquisition	Moove
	CDI + 1.75%	Real	12.59%	564,723	547,755	Dec-28	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.64%	462,069	448,165	Jan-31	Capital management	Cosan Corporate
				48,294,865	41,732,118

Total				60,513,526	56,904,654

Current				6,312,808	4,882,398
Non-current				54,200,718	52,022,256

32

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 10.65% p.a. was considered. (11.65% p.a. on December 31, 2023) and TJLP of 6,53% p.a. (6.55% p.a. on December 31, 2023).

All debts with maturity dates denominate in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, financing and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
1 to 2 years	570,172	569,067	2,317,630	4,800,498
2 to 3 years	—	—	5,794,776	6,255,752
3 to 4 years	360,049	360,698	7,129,445	6,626,698
4 to 5 years	3,320,083	3,319,442	8,407,825	7,554,468
5 to 6 years	4,272,033	3,327,245	8,884,701	8,143,128
6 to 7 years	3,150,490	3,101,714	6,844,847	6,777,099
7 to 8 years	3,800,964	1,650,648	6,748,656	2,599,593
Over 8 years	366,631	366,523	8,072,838	9,265,020
	15,840,422	12,695,337	54,200,718	52,022,256

b)     Movement

	Parent Company	Consolidated
Balance as of January 1, 2024	13,496,324	56,904,654
Funding	2,980,221	7,577,959
Amortization of principal	—	(4,418,898)
Interest payment	(262,844)	(1,007,511)
Payment of interest on work in progress	—	(68,486)
Interest, foreign exchange variation and fair value	555,262	1,525,808
Balance as of March 31, 2024	16,768,963	60,513,526

33

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)         Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.70% p.a. or by real guarantees (assets) and escrow account. As of March 31, 2024, the balance of bank guarantees contracted was R$2,988,559 (R$3,120,034 as of December 31, 2023).

The subsidiary MLH has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On March 31, 2024, the balance of contracted guarantees was R$33,056 (R$ 31,931 on December 31, 2023).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

The Compass subsidiary has a bank guarantee.

d)         Available credit line

As of March 31, 2024, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,103,227 (R$2,102,756 as of December 31, 2023). The use of these lines of credit is subject to certain contractual conditions.

e)         Offset of assets and liabilities

SENIOR NOTES INTERNALIZATION 2031

On February 16, 2024, the Company interned the remaining funds from the 2031 senior notes, through the issuance of Loan 4131 by Cosan S.A., referenced in U.S. dollars in the amount of equivalent to US$600,000 thousand, equivalent to R$2,982,600, with an annual coupon of 6.6% p.a. for the first four semesters and interest payments of 7.25% p.a. for the others. On the other hand, Cosan Luxembourg contracted a Time Deposit ("TD") with the same amount and counterparty in US dollars, with a frequency of semi-annual payments and an annual remuneration of 7.25% p.a., which has as its underlying asset the issuance of Loan 4131.

	Compensation Debenture and TRS
	Gross value	Compensated amount	Net value
TRS (Notional)	4,486,588	(4,486,588)	—
TRS (Interest)	38,253	(38,253)	—
	4,524,841	(4,524,841)	—
Debentures principal and exchange rate variation) (i)	(4,486,588)	4,486,588	—
Debentures (interest)	(38,253)	38,253	—
	(4,524,841)	4,524,841	—

(i)	The amounts are equivalent to US$898,000 thousand, with the PTAX conversion rate of March 29,2023 being R$4.9962.

34

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Compensation Loan 4131 and Time depot
	Gross value	Compensated amount	Net value
TRS (Notional)	2,997,720	(2,997,720)	—
TRS (Interest)	24,182	(24,182)	—
	3,021,902	(3,021,902)	—
Loan (principal and exchange rate variation) (i)	(2,997,720)	2,997,720	—
Loan (interest)	(24,182)	24,182	—
	(3,021,902)	3,021,902	—

(i)	The amounts are equivalent to US$600,000 thousand, with the PTAX conversion rate of March 29,2023 being R$4.9962.

Since the Company has the legally enforceable right to offset the amounts and intends to settle them simultaneously, for consolidation purposes, the Company offset the assets related to the TRS contract with the debt liabilities arising from the debentures and the Time Deposit with the Loans 4131, presenting them at net value, as well as their respective impacts on the income statement. Thus, no sensitivity analysis is carried out as both transactions do not pose a risk to the Company.

f)         Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.5. LEASES
	Parent Company	Consolidated
Balance as of January 1, 2024	29,543	5,275,794
Additions	—	17,240
Write-offs	—	(2,537)
Settlement interest and foreign exchange variation	823	196,538
Repayment of principal	(1,558)	(120,611)
Payment of interest	(828)	(87,946)
Contractual adjustment	—	(1,889)
At March 31, 2024	27,980	5,276,589
Current	8,947	737,232
Non-current	19,033	4,539,357
	27,980	5,276,589

35

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	1Q24	1Q23
Variable lease payments not included in the recognition of lease obligations	11,996	11,063
Expenses related to short-term leases	7,693	2,145
Low asset leasing costs, excluding short-term leases	2,553	354
	22,242	13,562

The lease balances recorded by the Company include the contract for the indirect subsidiary Rumo Malha Central and the amendment to renew the contract for the indirect subsidiary Rumo Malha Paulista, which have an identified implicit rate and are, therefore, readily determinable in such cases. In other words, in these cases the valuation does not generate the distortions in the liabilities and right of use object of CVM Circular Letter 2/2019. This particularity of the Company means that the effects on the balances (of lease liabilities, right of use, financial expenses and depreciation expenses) if the measurement were made by the present value of the expected installments plus projected future inflation, would not are relevant to influence users' decisions and, consequently, to be presented in the financial statements.

The Company recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of payment of the leases. The potential PIS/COFINS credit included in liabilities on March 31, 2024 is R$29,766 (R$32,244 on December 31, 2023).

36

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Exchange rate derivatives
Forward agreements	—	—	—	—	11,874	6,716	54	(147)
FX option agreements	—	—	—	—	374,715	363,098	22,426	30,677
	—	—	—	—	386,589	369,814	22,480	30,530
Commodity derivatives
Forward agreements	—	—	—	—	16,807	28,494	(4,022)	4,333
	—	—	—	—	16,807	28,494	(4,022)	4,333
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,495,244	7,038,443	12,951	(9,945)	2,495,244	7,209,400	12,951	(10,686)
Swap agreements (interest and FX)	12,585,010	10,434,580	(454,218)	(562,802)	20,423,658	18,260,969	(1,128,364)	(1,546,736)
Forward agreements (interest and FX)	328,952	126,472	(661)	(3,720)	3,236,391	8,985,594	(391,423)	(939,559)
Swap agreements (interest and inflation)	—	—	—	—	14,400,241	14,307,844	629,045	853,639
	15,409,206	17,599,495	(441,928)	(576,467)	40,555,534	48,763,807	(877,791)	(1,643,342)
Share price risk
Swap agreements - (TRS)	2,076,288	1,775,341	(338,605)	88,298	2,076,288	1,775,341	(338,605)	88,297
Call Spread	—	—	—	—	5,594,212	5,594,212	(842,687)	366,296
Collar (Vale Shares)	—	—	—	—	8,128,132	13,114,720	1,548,005	285,540
	2,076,288	1,775,341	(338,605)	88,298	15,798,632	20,484,273	366,713	740,133
Total financial instruments			(780,533)	(488,169)			(492,620)	(868,346)
Current assets			—	54,935			454,210	202,399
Non-current assets			72,862	102,881			1,925,038	2,344,400
Current liabilities			(550,613)	(364,747)			(1,444,549)	(1,250,520)
Non-current liabilities			(302,782)	(281,238)			(1,427,319)	(2,164,625)
Total			(780,533)	(488,169)			(492,620)	(868,346)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent company		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Derivative financial instruments	5.12	(441,928)	(576,467)	(172,473)	(990,764)
Non-derivative financial instruments		(338,605)	88,298	(320,147)	122,418
		(780,533)	(488,169)	(492,620)	(868,346)

Derivatives are only used for economic hedging purposes and not as speculative investments.

37

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

 a)        Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

		Registered value		Accumulated fair value adjustment
	Notional	03/31/2024	12/31/2023	03/31/2024	03/31/2023
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,185,044)	(2,178,449)	(41,193)	38,334
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,047,223)	(2,066,885)	(73,182)	26,011
NCE USD (Rumo Malha Norte)	(483,400)	(510,613)	(487,544)	(835)	—
Total debt	(5,534,375)	(4,742,880)	(4,732,878)	(115,210)	64,345
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(358,729)	(460,939)	(102,211)	(36,592)
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(174,031)	(239,630)	(65,599)	(14,159)
Swap exchange rate and interest (Rumo Malha Norte)	483,400	14,563	5,293	(9,270)	—
Total derivatives	5,534,375	(518,197)	(695,276)	(177,080)	(50,751)
Total	—	(5,261,077)	(5,428,154)	(292,290)	13,594

		Registered value		Accumulated fair value adjustment
	Notional	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Interest rate risk hedge
Designated items
BNDES Project VIII (Comgás)	(854,166)	(774,934)	(803,990)	65,893	24,561
Debenture (Rumo)	(8,685,276)	(9,104,852)	(7,973,671)	(254,368)	60,909
Finem (Rumo)	(25,081)	(37,273)	(36,301)	(314)	397
CCB (Rumo)	(967,223)	(931,542)	(954,205)	(17,430)	9,419
Total debt	(10,531,746)	(10,848,601)	(9,768,167)	(206,219)	95,286
Derivative financial instruments
BNDES Project VIII (Comgás)	854,166	(64,878)	(56,085)	(13,875)	9,156
Swaps Debenture (Rumo)	8,685,276	366,131	559,964	193,835	(78,573)
Finem (Rumo)	25,081	1,629	1,600	(29)	(898)
CCB (Rumo)	967,223	(29,910)	(15,221)	14,689	(13,157)
Derivative total	10,531,746	272,972	490,258	194,620	(83,472)
Total	—	(10,575,629)	(9,277,909)	(11,599)	11,814

38

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	03/31/2024	12/31/2023	03/31/2024	03/31/2023
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(1,958,510)	(2,013,773)	(2,016,330)	(1,154,697)	288,554
Export Credit Agreement (Rumo)	EUR + 0.58%	(31,711)	(40,499)	(48,849)	(208)	(1,344)
Resolution 4,131 (Comgás - 2021)	USD + 1.60%	—	—	(362,774)	—	16,306
Resolution 4,131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(972,111)	(943,486)	30,386	55,274
Resolution 4,131 (Comgás - 2022)	USD + 4.76%	(749,310)	(758,363)	(734,191)	1,332	—
Total		(3,836,931)	(3,784,746)	(4,105,630)	(1,123,187)	358,790
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% CDI	1,958,510	(30,823)	(46,214)	1,207,013	(32,123)
Inflation and interest rate swaps (Rumo)	108% CDI	31,711	8,574	9,316	742	2,167
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	—	—	(63,184)	3,269	(24,142)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(143,787)	(212,180)	8,844	(63,378)
Resolution 4,131 (Comgás - 2023)	CDI + 1.30%	749,310	(20,735)	(22,611)	1,876	—
Total derivatives		3,836,931	(186,771)	(334,873)	1,221,744	(117,476)
Total		—	(3,971,517)	(4,440,503)	98,557	241,314

39

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	03/31/2024	12/31/2023	03/31/2024	03/31/2023
FX rate risk
Items
Debenture 4th issue - 3rd series (Comgás) (Comgás)	IPCA + 7.36%	(76,545)	(83,278)	(80,960)	(129)	(4,889)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(568,741)	(554,147)	4,838	(18,371)
Debenture 9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(538,123)	(550,342)	35,428	8,630
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(513,377)	(533,854)	58,430	16,572
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(119,118)	(107,173)	(112,946)	632	18,340
BNDES Project VIII (Comgás)	IPCA + 3.25%	(743,258)	(718,598)	(743,674)	14,981	21,923
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(592,446)	(598,752)	(4,294)	(977)
Debenture (Rumo)	IPCA + 4.68%	(240,000)	(316,590)	(396,201)	(1,128)	5,354
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(767,136)	(774,939)	(12,840)	12,537
Total		(3,868,496)	(4,205,462)	(4,345,815)	95,918	59,119
Derivative instruments
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	76,545	4,547	4,567	(20)	1,342
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	21,806	20,116	1,690	4,723
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	46,816	42,093	(12,940)	5,177
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	23,788	26,901	(20,937)	(1,637)
BNDES Projects VI and VII (Comgás)	87.50% CDI	119,118	(401)	64	(540)	1,629
BNDES Project VIII (Comgás)	82.94% CDI	743,258	(13,641)	(6,578)	(8,127)	8,270
BNDES Project IX (Comgás)	98.9% CDI	565,582	40,425	46,904	(13,129)	7,607
Debenture (Rumo)	107% CDI	240,000	73,360	81,885	8,525	(9,742)
Debenture (Rumo)	103% CDI	600,000	159,372	147,429	(11,943)	(41,965)
Total derivatives		3,868,496	356,072	363,381	(57,421)	(24,596)
Total		—	(3,849,390)	(3,982,434)	38,497	34,523
40

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)         Cash flow hedge

Compass

Natural gas purchase and sale contracts

The indirect subsidiary Compass Comercialização S.A. entered into natural gas purchase (JKM risk) and sale agreements (BRENT risck) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

Highly probable revenues in US dollars (Leasing)

The indirect subsidiary TRSP adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments – lease liabilities in US dollars already contracted.

On March 31, 2024 there was no ineffective portion reclassified to profit or loss. The impacts recognized in the subsidiary's shareholders' equity and the estimated realization in shareholders' equity are shown below:

a)         Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 03/31/2024	Book value 03/31/2024
Future	Compass	BRENT	Barrel	368,000	(10,315)	(10,315)
Leasing	Compass	FX rate	BRL	1,548,942	(67,610)	(67,610)
Effect on balance sheet				1,916,942	(77,925)	(77,925)

b)         Movement

Financial instruments	Net financial result	Comprehensive income (i)	Gains or (losses) realized
Future (BRENT)	(2,421)	(10,315)	(1,540)
Leasing	—	(67,610)	—
March 31, 2024	(2,421)	(77,925)	(1,540)

(i)	Effect of deferred income tax and social contribution is R$26,495.

41

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)
5.7. TRADE RECEIVABLES
	Consolidated
	03/31/2024	12/31/2023
Domestic market	3,204,448	2,790,623
Unbilled receivables (i)	935,295	782,813
Foreign market - foreign currency	49,990	32,308
	4,189,733	3,605,744
Expected credit losses	(171,208)	(161,108)
	4,018,525	3,444,636
Current	3,909,009	3,330,488
Non-current	109,516	114,148
Total	4,018,525	3,444,636

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

5.8. RELATED PARTIES

a)	Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Current assets
Commercial operations
Raízen S.A.	4,614	7,798	59,076	63,004
Rumo S.A.	1,860	6,214	—	—
Elevações Portuárias S.A.	10	10	21,169	21,633
Cosan Lubrificantes e Especialidades S.A.	1,775	5,722	—	—
Aguassanta Participações S.A.	—	88	—	88
Compass Gás e Energia S.A.	7,179	4,253	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	9,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	26,965	—
Vale S.A			—	5,000
Norgás S.A.	—	—	17,015	8,976
Other	345	121	438	452
	15,783	24,206	138,949	108,439
Financial and corporate operations
Raízen S.A.	38,125	36,020	38,125	36,032
Cosan Dez Participações S.A.	111,659	111,659	—	—
Ligga S.A.	—	—	107,000	107,000
Other	2,556	1,466	—	—
	152,340	149,145	145,125	143,032
Total current assets	168,123	173,351	284,074	251,471
Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	36,909	36,952
	—	—	36,909	36,952
Financial and corporate operations
Raízen S.A.	43,484	46,911	43,507	46,935
Cosan Lubrificantes e Especialidades S.A.	115,894	127,834	—	—
Others	—	—	4,733	4,733
	159,378	174,745	48,240	51,668
Total non-current assets	159,378	174,745	85,149	88,620
Related parties receivables	327,501	348,096	369,223	340,091

42

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Current liabilities
Commercial operations
Raízen S.A.	9,315	4,099	341,944	232,713
Termag - Terminal Marítimo de Guarujá S.A.	—	—	47,520	10,500
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	31,025	—
Aguassanta Participações S.A.	—	—	—	984
Cosan Lubrificantes e Especialidades S.A.	6,468	1,065	—	—
Rumo Malha Paulista S.A	2,065	—	4,862	—
Vale S.A			—	4,000
Other	1,842	6,065	32,473	39,542
	19,690	11,229	457,824	287,739
Financial and corporate operations
Raízen S.A.	38,304	32,405	39,890	34,421
Cosan Overseas Limited	32,283	31,282	—	—
Cosan Luxembourg S.A	38,665	123,983	—	—
	109,252	187,670	39,890	34,421
Total current liabilities	128,942	198,899	497,714	322,160
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	619,765	655,683	—	—
Cosan Luxembourg S.A	3,463,035	3,355,612	—	—
Cosan Overseas Limited	2,515,587	2,437,595	—	—
Cosan Overseas Limited	1,078	1,078	1,078	1,078
Total non-current liabilities	6,599,465	6,449,968	1,078	1,078
Payables to related parties	6,728,407	6,648,867	498,792	323,238

43

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)	Transactions with related parties:

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23
Operating income
Raízen S.A.	—	—	255,396	146,412
Elevações Portuárias S.A.	—	—	4,346	3,954
	—	—	259,742	150,366
				—
Purchase of products / inputs / services				—
Raízen S.A.	—	—	(522,714)	(514,955)
Elevações Portuárias S.A.	—	—	—	(7,288)
	—	—	(522,714)	(522,243)
Shared income (expenses)
Companhia de Gás de São Paulo - COMGÁS	(2)	—	—	—
Compass Gás e Energia S.A.	8,683	1,824	—	—
Comercializadora S/A	14	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,597	1,163	—	—
Raízen S.A.	(866)	(1,399)	(20,164)	(18,863)
Rumo S.A.	1,484	1,334	—	—
Aldwych Temple VenturecCapital Limited	—	46,191	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	(25,652)	—
Trizy - Sinlog Tec. Em Logistica S.A.	—	137	—	—
Other	(15)		(15)	—
	10,895	49,250	(45,831)	(18,863)
Financial result
Cosan Luxembourg S.A.	(155,597)	53,650	—	—
Cosan Overseas Limited	(130,249)	18,197	—	—
	(285,846)	71,847	—	—
Total	(274,951)	121,097	(308,803)	(390,740)

44

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)	Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. We present below the result of the Parent Company on march 31, 2024, as follows:

	1Q24	1Q23
Short-term benefits to employees and managers	8,725	8,634
Share-based compensation	13,868	10,738
Post-employment benefits	129	125
Benefits from termination of employment contract	1,645	—
	24,367	19,497

5.9. TRADE PAYABLES

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Material and services suppliers	2,416	2,431	2,941,467	3,110,114
Natural gas/ transport and logistics suppliers	—	—	995,373	1,074,411
	2,416	2,431	3,936,840	4,184,525
Current	2,416	2,431	3,665,270	3,920,273
Non-current	—	—	271,570	264,252
Total	2,416	2,431	3,936,840	4,184,525

5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

	Sectorial Assets	Sectorial liabilities	Total
At January 1, 2024	548,700	(1,810,698)	(1,261,998)
Cost of gas	35,395	—	35,395
Tax credits	—	(8,365)	(8,365)
Monetary update	17,015	(37,222)	(20,207)
Deferral of IGP-M	25,996	—	25,996
At March 31, 2024	627,106	(1,856,285)	(1,229,179)

Current	248,710	(72,112)	176,598
Non-current	378,396	(1,784,173)	(1,405,777)
Total	627,106	(1,856,285)	(1,229,179)

45

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.11 RECOGNIZED FAIR VALUE MEASUREMENTS

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		03/31/2024	12/31/2023	03/31/2024			12/31/2023
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	4,414,651	3,298,142	—	4,414,651	—	—	3,298,142	—
Marketable securities	5.3	4,038,655	3,503,961	—	4,038,655	—	—	3,503,961	—
Other financial assets		3,317	3,113	3,317	—	—	3,113	—	—
Investment properties (i)	11.5	15,977,866	15,976,126	—	—	15,977,866	—	—	15,976,126
Derivate financial instruments	5.6	2,379,248	2,546,799	—	2,379,248	—	—	2,546,799	—
Total		26,813,737	25,328,141	3,317	10,832,554	15,977,866	3,113	9,348,902	15,976,126
Liabilities
Loans, financing and debentures	5.4	(60,513,526)	(56,904,654)	—	(23,581,690)	—	—	(22,952,492)	—
Derivative financial instruments	5.6	(2,871,868)	(3,415,145)	—	(2,871,868)	—	—	(3,415,145)	—
Total		(63,385,394)	(60,319,799)	—	(26,453,558)	—	—	(26,367,637)	—

(i)

The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). The discount rates used vary between 11.12% p.a. and 11.20% p.a. on March 31, 2024 and on December 31, 2023.

For fair value assessments of investment properties in the periods between annual assessments, management considers regional market trends presented by the S&P Global Commodity Insights report for the Brazilian rural real estate market. If Management reasonably believes that property values have changed differently from the variation in the S&P Global Commodity Insights report, based on its understanding of current market conditions and evidence of proposals received for the assets, considerations may be made to determine fair value property market.
(ii)

The fair value of the Company's loans does not differ significantly from their carrying value, except for debts that are assigned to fair value through profit or loss.

For debts that have a market value quoted on the Luxembourg Stock Exchange, the fair value measurement is based on the quoted market price as follows

46

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Debt	Company	03/31/2024	03/31/2023
Sênior Notes 2028	Rumo Luxembourg S.à r.l.	96.58%	96.41%
Sênior Notes 2032	Rumo Luxembourg S.à r.l.	84.54%	85.65%
Sênior Notes 2027	Cosan Luxembourg S.A.	100.93%	100.92%

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

47

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)	Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

As of March 31, 2024 and December 31,2023, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	03/31/2024	12/31/2023
Cash and cash equivalents	401,253	284,956
Suppliers	(398,626)	(441,768)
Loans, financing and debentures	(3,069,456)	(24,861,084)
Leases	(1,671,317)	(1,627,104)
Consideration payable	(163,649)	(203,094)
Derivative financial instruments	14,740,140	14,182,102
FX exposure, net	9,838,345	(12,665,992)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	148,214	135,656	234,641	(62,312)	(161,296)
Trade payables	High FX rate	801	(14,108)	(29,016)	15,709	30,618
Derivative financial instruments	Low FX rate	1,255,910	8,089,837	13,452,075	(2,606,195)	(7,902,826)
Loans, borrowings and debentures	High FX rate	(1,865,341)	(3,373,225)	(5,038,885)	(41,876)	1,623,793
Leases	High FX rate	(1,571,010)	(1,983,303)	(2,395,597)	(1,158,717)	(489,116)
Consideration payable	High FX rate	2,168	4,841	7,513	(504)	(3,177)
Impacts on profit or loss before taxes		(2,029,258)	2,859,698	6,230,731	(3,853,895)	(6,902,004)

48

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

              The probable scenario considers the estimated exchange rates, made by a  specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	03/31/2024	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	4.9962	4.9300	6.1625	7.3950	3.6975	2.4650
Euro	5.3979	5.5216	6.9020	8.2824	4.1412	2.7608
GBP	6.3122	6.3597	7.9496	9.5396	4.7698	3.1799
JPY	0.0330	0.0363	0.0453	0.0544	0.0272	0.0181

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,266,502	1,573,231	1,887,878	943,939	629,293
Marketable securities	331,418	414,272	497,127	248,563	165,709
Restricted cash	18,646	23,307	27,968	13,984	9,323
Lease and concession in installments	(106,367)	(132,959)	(159,550)	(79,775)	(53,183)
Leases liabilities	(475,811)	(476,267)	(476,725)	(475,357)	(474,905)
Derivative financial instruments	(1,846,932)	(865,984)	(2,084,559)	167,230	3,643,003
Loans, financing and debentures	(2,614,456)	(4,028,738)	(4,698,368)	(2,689,478)	(2,019,848)
Other financial liabilities	(32,876)	(39,933)	(46,991)	(25,819)	(18,761)
Impacts on the result before taxes	(3,459,876)	(3,533,071)	(5,053,220)	(1,896,713)	1,880,631

49

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	9.69%	12.11%	14.53%	7.27%	4.84%
CDI	9.59%	11.98%	14.38%	7.19%	4.79%
TJLP462 (TJLP + 1% p.a.)	7.20%	8.75%	10.30%	5.65%	4.10%
TJLP	6.20%	7.75%	9.30%	4.65%	3.10%
IPCA	3.52%	4.40%	5.28%	2.64%	1.76%
IGPM	4.40%	5.50%	6.60%	3.30%	2.20%
Fed Funds	3.75%	4.69%	5.63%	2.81%	1.88%
SOFR	3.79%	4.74%	5.69%	2.84%	1.90%

iii.     Price risk
  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Collar) (i)	0.78%	488,641	88,113	(326,527)	890,946	1,322,040
VALE3 (Call Spread)	1.60%	278,278	550,686	821,386	93,741	15,163

(i)	As mentioned in note 2, of the 100% of Collar derivatives were settled in April 2024.

50

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Call Option (“Call”)

The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

On March 31, 2024, the Company measured the fair value of the call option and concluded that it is off price.

Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are in the Company's control and, therefore, do not constitute a financial obligation.

The prices of the exercise options are calculated based on the initial values of R$4,115,000 and R$4,000,000 adjusted by a weighted average rate of CDI + 1.25% minus the dividends received by non-controlling shareholders in this period, which, as of March 31, 2024, is represented by the amounts of R$4,315,302 and R$4,320,846, respectively.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 96,185,412 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.65% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Value of the investment	(367,320)	459,062	918,125	(459,062)	(918,125)
Value of the share (CSAN3)	16.20	20.25	24.30	12.15	8.10

b)              Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

51

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	03/31/2024	12/31/2023
Cash and cash equivalents	16,398,421	14,658,481
Trade receivables	4,018,525	3,444,636
Marketable securities	4,038,655	3,503,961
Restricted cash	200,758	203,252
Derivative financial instruments	2,379,248	2,546,799
Receivables from related parties	369,223	340,091
Receivable dividends and interest on equity	93,773	255,777
Other financial assets	3,317	3,113
	27,501,920	24,956,110

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	03/31/2024	12/31/2023
AAA	19,261,723	20,475,536
AA	2,108,293	172,871
A	106,038	124,932
Not rated	1,541,028	139,154
	23,017,082	20,912,493

c)                Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

52

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	03/31/2024					12/31/2023
	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years	Total	Total
Loans, financing and debentures	(3,241,742)	(1,570,751)	(1,618,829)	(11,785,561)	(18,216,883)	(67,935,471)
Suppliers	(3,665,270)	(271,570)	—	—	(3,936,840)	(4,184,525)
Other financial liabilities	(401,535)	—	—	—	(401,535)	(476,895)
Installment of tax debts	(53,227)	(1,498)	(1,837)	(162,975)	(219,536)	(217,267)
Leases	(664,244)	(1,161,211)	(856,823)	(18,102,560)	(20,784,838)	(20,874,841)
Lease and concession in installments	(274,495)	(299,543)	(596,011)	—	(1,170,049)	(1,137,295)
Payables to related parties	(497,714)	(1,078)	—	—	(498,792)	(322,160)
Dividends payable	(678,548)	—	—	—	(678,548)	(549,054)
Derivative financial instruments	(923,437)	(440,282)	(826,145)	5,004,057	2,814,193	(4,917,895)
	(10,400,212)	(3,745,933)	(3,899,645)	(25,047,039)	(43,092,828)	(100,615,403)

d)              Capital management risk

The group manages the capital structure and adjusts it in light of changing economic conditions and financial covenant requirements. In order to maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage ratio, calculated as net debt to EBITDA. The group's policy is to maintain this ratio at up to 3.3x, which represents the lowest covenant ratio of the group's members.

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

To achieve this overall objective, the Group's capital management, among other things, aims to ensure compliance with the financial commitments associated with the loans and financing that define the capital structure requirements.

53

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

6.  OTHER TAX RECEIVABLES
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
COFINS	3,699	3,699	461,538	487,160
PIS	—	—	109,460	110,904
Tax credits	34,035	33,639	34,035	33,639
ICMS	—	—	948,143	924,180
ICMS - CIAP	—	—	204,405	189,813
Other	4,647	4,647	130,879	132,863
	42,381	41,985	1,888,460	1,878,559

Current	8,346	8,346	730,293	745,856
Non-current	34,035	33,639	1,158,167	1,132,703
Total	42,381	41,985	1,888,460	1,878,559
7.  INVENTORIES
	Consolidated
	03/31/2024	12/31/2023
Finished products	1,515,753	1,254,818
Parts and accessories	191,073	178,260
Construction Materials	179,434	316,370
Warehouse and other	58,791	43,266
	1,945,051	1,792,714

The balances are presented net of a provision of R$93,977 for obsolete inventories on March 31, 2023 (R$78,709 on December 31, 2023).

54

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

8.  ASSETS AND LIABILITIES HELD FOR SALE

a)                  Composition of assets held for sale:

	Norgás	TUP Porto São LuisS.A	Radar	Total
Cash and cash equivalents	—	48,231	—	48,231
Other current tax receivable	—	3,030	—	3,030
Dividend receivable	18,646	—	—	18,646
Investments in associates	892,854	—	—	892,854
Property, plant and equipment	—	395,757	—	395,757
Intangible assets and goodwill	—	437,220	—	437,220
Other assets	—	35	—	35
Properties held for sale	—	—	342,392	342,392
Total	911,500	884,273	342,392	2,138,165

 The balance of R$4,353 in the parent company is composed of accounts receivable from parties related to TUP Porto São Luis S.A

 b)                 Composition of liabilities held for sale:

	Norgás	TUP Porto São Luis S.A	Total
Trade payables	—	17,248	17,248
Employee benefits payables	—	1,828	1,828
Other liabilities	—	456	456
Deferred tax liabilities	152,255	66,606	218,861
Total	152,255	86,138	238,393

55

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries and associates are listed below:

	03/31/2024	12/31/2023
Directly owned subsidiaries
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Vale S.A (ii)	4.93%	4.90%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.42%	30.42%

(i)	Despite presenting an unsecured liability amount of R$149,541 on March 31, 2024, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	The value of 4.93% refers to the percentage of participation excluding treasury shares for the calculation of equity and receipt of dividends.

56

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and affiliates as of March 31, 2024, which are material to the Company:

a)             Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	7,663,761,735	5,601,178,095	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
Cosan Oito S.A.	8,194,005,000	8,194,005,000	100.00%	100.00%
Cosan Global Limited	300	300	100.00%	100.00%
Atlântico Participações Ltda.	928,005,000	928,004,997	100.00%	100.00%
Cosan Dez Participações S.A. (i)	3,473,458,687	2,667,494,858	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.l	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	61.14%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A. (ii)	1,854,868,949	562,529,490	30.42%	30.42%

57

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2024	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase	Other	At March 31, 2024	Dividend receivable (i)
Rumo
Rumo S.A.	4,766,466	112,224	(727)	705	—	—	3,165	4,881,833	51,986
Cosan Corporate
Cosan Corretora de Seguros Ltda	1,257	29	—	—	—	—	—	1,286	—
Cosan Nove Participações S.A.	7,810,778	(236,250)	—	28,837	—	—	5,110	7,608,475	—
Cosan Dez Participações S.A.	5,179,164	138,658	—	(25,508)	—	—	—	5,292,314	11,717
Pasadena Empreendimentos e Participações S.A.	1,452	(30)	—	—	—	—	—	1,422	—
Cosan Limited Partners Brasil Consultoria Ltda	278	(60)	—	—	—	—	—	218	—
Other	25,112	924	—	419	—	—	—	26,455	—
Cosan Oito S.A.	10,376,283	651,398	—	(15,253)	(210,000)	4,070,000	(634)	14,871,794	—
Atlântico Participações Ltda	902,421	(8)	—	—	—	—	—	902,413	190
Cosan Global	119,355	3,990	—	—	—	—	—	123,345	—
Radar
Radar II Propriedades Agrícolas S.A.	1,153,530	6,573	—	—	(7,670)	(238)	—	1,152,195	8,199
Radar Propriedades Agrícolas S.A.	215,346	389	—	—	—	—	—	215,735	—
Nova Agrícola Ponte Alta S.A.	441,821	2,231	—	—	(3,316)	—	—	440,736	1,960
Nova Santa Bárbara Agrícola S.A.	27,948	150	—	—	—	—	—	28,098	1,712
Nova Amaralina S.A. Propriedades Agrícolas	220,184	1,139	—	—	—	—	—	221,323	—
Terras da Ponte Alta S.A.	92,122	113	—	—	(415)	—	—	91,820	11,074
Paineira Propriedades Agrícolas S.A.	210,735	1,654	—	—	(2,073)	—	—	210,316	4,433
Manacá Propriedades Agrícolas S.A.	209,644	1,676	—	—	(1,244)	—	—	210,076	2,694
Castanheira Propriedades Agrícolas S.A.	331,453	1,218	—	—	(207)	—	—	332,464	4,863
Tellus Brasil Participações S.A.	774,837	4,778	—	—	(10,298)	(2,484)	—	766,833	—
Janus Brasil Participações S.A.	1,122,692	9,279	—	—	(9,102)	—	—	1,122,869	—
Duguetiapar Empreendimentos e Participações S.A.	17,721	164	—	—	(1)	(2,505)	—	15,379	—
Gamiovapar Empreendimentos e Participações S.A.	114,336	745	—	—	—	—	—	115,081	—
Moove
Moove Lubricants Holdings	1,626,216	126,484	—	(16,626)	—	—	5,328	1,741,402	368
Other	627	(34)	—	9	—	—	—	602	—
Total investments in associates	35,741,778	827,434	(727)	(27,417)	(244,326)	4,064,773	12,969	40,374,484	99,196
Cosan Corporate
Cosan Luxembourg S.A.	(146,276)	(3,265)	—	—	—	—	—	(149,541)	—
Total provision for uncovered liability of associates	(146,276)	(3,265)	—	—	—	—	—	(149,541)	—
Total	35,595,502	824,169	(727)	(27,417)	(244,326)	4,064,773	12,969	40,224,943	99,196

(i)	Dividends receivable by Cosan S.A. from its subsidiaries.

58

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)            Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	10.00%
Elevações Portuárias S.A.	672,397,254	134,479,451	20.00%
Terminal XXXIX S.A.	200,000	99,246	50.00%
Compass
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%
Cosan Corporate
Vale S.A	4,539,007,580	190,965,062	4.93%

59

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2024	Interest in earnings of subsidiaries	Dividends	Other	At March 31, 2024	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	6,170	611	—	—	6,781	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(371)	—	—	5,647	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	865	—	—	16,825	—
Elevações Portuárias S.A.	217,738	(441)	(5,500)	—	211,797	—
Terminal XXXIX S.A.	66,415	5,803	(13,877)	—	58,341	11,917
Compass
Companhia Paranaense de Gás - Compagás	403,532	2,522	(1,366)	292	404,980	5,961
Companhia Pernambucana de Gás - Copergás	—	—	—	—	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	6,644	(3,087)	—	643,889	6,673
Sergipe Gás S.A. - SERGÁS	—	—	—	—	—	—
Companhia de Gás do Ceará - Cegás	—	—	—	—	—	—
CEG Rio S.A.	288,386	16,939	(330)	—	304,995	21,040
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	2,977	(150)	—	300,701	2,507
Companhia Potiguar de Gás - Potigas	—	—	—	—	—	—
Gás de Alagoas S.A. - Algás	—	—	—	—	—	—
Cosan Oito
Vale S.A	15,662,485	425,876	(577,469)	(15,887)	15,495,005	—
Other	6,459	(2)	—	121	6,578	—
	17,611,369	461,423	(601,779)	(15,474)	17,455,539	48,098

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

60

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.2. NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,291,629,301	69.58%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	4,000	2.50%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

61

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	At January 1, 2024	Interest in earnings of subsidiaries	Capital (reduction) increase	Other comprehensive income	Dividends	Other	At March 31, 2024
Compass
Comgás	32,145	2,597	—	—	(9,926)	—	24,816
Commit Gás S.A.	1,562,500	33,464	—	—	—	143	1,596,107
Norgás S.A.	372,030	—	—	—	—	—	372,030
Biometano Verde Paulínia S.A	237,981	815	—	—	—	—	238,796
Compass Gás e Energia	790,672	33,747	—	(4,312)	(116,872)	(218)	703,017
Rumo
Rumo S.A.	11,104,589	256,095	—	8	—	7,489	11,368,181
Moove
Moove Lubricants Holdings	695,848	54,207	—	(7,125)	—	2,828	745,758
Cosan Corporate
Cosan Limited Partners Brasil	7	(2)	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	(120,839)	—	10,619	—	1,882	2,458,681
Cosan Dez Participações S.A.	1,512,041	119,631	—	(7,580)	—	(127)	1,623,965
Radar
Janus Brasil Participações S.A.	4,743,201	37,616	—	—	(37,202)	—	4,743,615
Tellus Brasil Participações S.A.	3,156,328	19,529	(10,153)	—	(42,090)	—	3,123,614
Gamiovapar Empreendimentos e Participações S.A.	472,244	3,045	—	—	—	—	475,289
Duguetiapar Empreendimentos e Participações S.A.	66,715	670	(10,238)	—	(4)	—	57,143
Radar II Propriedades Agrícolas S.A.	1,089,154	6,573	(238)	—	(7,670)	—	1,087,819
Radar Propriedades Agrícolas S.A.	204,444	389	—	—	—	—	204,833
Nova Agrícola Ponte Alta S.A.	417,013	2,231	—	—	(3,316)	—	415,928
Nova Amaralina S.A. Propriedades Agrícolas	29,893	1,139	—	—	—	—	31,032
Nova Santa Bárbara Agrícola S.A.	197,833	150	—	—	—	—	197,983
Terras da Ponte Alta S.A.	84,251	113	—	—	(415)	—	83,949
Paineira Propriedades Agrícolas S.A.	199,303	1,654	—	—	(2,073)	—	198,884
Manacá Propriedades Agrícolas S.A.	199,584	1,676	—	—	(1,244)	—	200,016
Castanheira Propriedades Agrícolas S.A.	291,078	1,219	—	—	(207)	—	292,090
	30,025,873	455,719	(20,629)	(8,390)	(221,019)	11,997	30,243,551

62

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURE

The movements in the investment in subsidiaries jointly in the parent company were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	8,800,000
Shares held by Cosan	517,625,474	4,400,000
Cosan ownership interest	5.01%	50.00%
At January 1, 2024	1,320,592	—	1,320,592
Interest in earnings of joint ventures	(45,766)	(108)	(45,874)
Other comprehensive (losses) income	5,953	—	5,953
Capital increase	—	4,337	4,337
Dividends	(13,587)	—	(13,587)
At March 31, 2024	1,267,192	4,229	1,271,421

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	8,800,000
Shares held by Cosan	4,557,597,117	50,098,538	4,400,000

Cosan ownership interest	5.01%	50.00%	50.00%
Cosan's indirect shareholding	25.90%	—	—
Total (i)	30.92%	50.00%	50.00%
At January 1, 2024	11,693,876	48,566	—	11,742,442
Interest in earnings of joint ventures	(402,962)	(838)	(108)	(403,908)
Other comprehensive (losses) income	52,403	—	—	52,403
Capital increase (ii)	—	—	4,337	4,337
Dividends	(119,646)	—	—	(119,646)
At March 31, 2024	11,223,671	47,728	4,229	11,275,628

Raízen S.A
(i)	The Company's total interest in Raízen S.A. is made up of 5.01% direct participation and 39.12% indirect participation through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.12%.
For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.
The balance sheet statement and the income statement of the jointly owned subsidiary Raízen S.A. are disclosed in note 4 – Information by segment.
As of December 31, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

Radar Gestão de Invest. S.A
(ii)	On March 1, 2024, the Company contributed R$4,337 to the formation of the Radar Gestão de Invest joint venture. S.A. with Nuveen Natural Capital Latam Gestora de Ativos Ltda, whose objective is the management and administration of real estate property in the Radar segment.

63

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT  ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES
11.1. PROPERTY, PLANT AND EQUIPMENT

a)        Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
At January 1, 2024	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446
Additions	3,612	823	—	-	1,090,652	234	1,095,321	195
Write-offs	(132)	(6,963)	(420,901)	(4,665)	(56)	(1,061)	(433,778)	(7)
Transfers (ii)	4,210	21,522	503,104	264,801	(798,933)	18,416	13,120	(16)
Exchange differences	5,553	10,975	—	—	732	7,636	24,896	—
At March 31, 2024	2,230,828	2,125,620	8,780,724	13,112,466	5,078,350	763,962	32,091,950	83,618

Depreciation
At January 1, 2024	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
Additions	(18,171)	(49,222)	(157,012)	(233,961)	—	(16,810)	(475,176)	(2,057)
Write-offs	-	6,600	373,389	399	—	1,001	381,389	—
Transfers (ii)	-	7,925	(23,141)	-	—	132	(15,084)	—
Exchange differences	(1,350)	(3,814)	—	—	—	(3,644)	(8,808)	—
At March 31, 2024	(646,472)	(945,746)	(3,673,717)	(4,744,057)	(13,379)	(246,725)	(10,270,096)	(45,686)
At January 1, 2024	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974	39,817
At March 31, 2024	1,584,356	1,179,874	5,107,007	8,368,409	5,064,971	517,237	21,821,854	37,932

(i)	On March31, 2024, assets, mainly wagons and locomotives in the amount of R$1,390,404 (R$1,390,404 on December 31, 2023), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

b)        Capitalization of borrowing costs

In the period ended March 31, 2024, loan costs capitalized in the subsidiary Rumo were R$13,058 (R$16,603 as of December 31, 2023), using an average rate of 11.14% p.a. (12.97% p.a. as of 31 December 2023), while in the subsidiary Compass the capitalized costs were R$ 23,129 at a weighted average rate of 9.47% p.a. (R$ 27,829 and 8.23% p.a. in the period ended December 31, 2023).

64

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
At January 1, 2024	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672	22,356
Additions	—	400	—	—	17,703	14,830	—	32,933	965
Write-offs	—	(21,403)	—	—	(60)	—	—	(21,463)	—
Transfers (i)	—	354,199	(509)	—	—	3,347	—	357,037	16
Assets held for sale	20,182	1,319	—	4,271	53,613	2,130	—	81,515	—
At March 31, 2024	1,412,156	24,631,999	242,535	159,751	2,702,203	655,687	574,363	30,378,694	23,337

Amortization
At January 1, 2024	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)	(15,493)
Additions	—	(225,073)	(120)	—	(55,262)	(10,031)	—	(290,486)	(295)
Write-offs	—	13,221	—	—	—	—	—	13,221	—
Transfers (i)	—	—	—	—	—	(759)	—	(759)	—
Exchange differences	—	(1,319)	—	—	(10,813)	(161)	—	(12,293)	—
At March 31, 2024	—	(5,690,089)	(63,336)	(9,201)	(1,354,631)	(451,445)	—	(7,568,702)	(15,788)
At January 1, 2024	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287	6,863
At March 31, 2024	1,412,156	18,941,910	179,199	150,550	1,347,572	204,242	574,363	22,809,992	7,549

(i)	The number of transfers also includes a portion of R$23,967 of intangible assets that was reclassified to financial assets (R$52,272, period ended March 31, 2023).

65

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)       Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	03/31/2024	12/31/2023
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,459,311	12,307,964
Rumo (ii)	1.59%	6,482,599	6,512,602
		18,941,910	18,820,566
Licenses and authorizations
Operating license for port terminal	3.70%	47,101	47,610
Moove	5.00%	132,098	132,218
		179,199	179,828
Trademarks
Comma	Indefinity	48,188	47,015
Petrochoice (iii)	Indefinity	99,923	96,826
Tirreno (iii)	Indefinity	2,439	2,438
		150,550	146,279
Customers relationship
Compass	20.00%	263,058	280,111
Moove (iii)	5% to 30%	1,084,514	1,062,280
		1,347,572	1,342,391
Supply Agreement
Compass	5.00%	574,363	574,363
		574,363	574,363
Others
Software license	20.00%	168,998	90,162
Others	20.00%	35,244	104,724
		204,242	194,886

Total		21,397,835	21,258,313

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession;
(ii)	Refers to Rumo's railway concession agreement. The amount will be amortized until the end of the concession in 2079;
(iii)	Authorization for: (i) lubrication and contamination control solutions, (ii) production and sale of lubricating oils, additives and fluids.

11.3. CONTRACT ASSET
	Compass	Moove	Total
At January 1, 2024	1,041,421	10,684	1,052,105
Additions	320,030	11,764	331,794
Write-offs	—	(7,752)	(7,752)
Transfers (i)	(378,281)	—	(378,281)
At March 31, 2024	983,170	14,696	997,866

(i)	The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

66

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

During the period ended March 31, 2023, through its subsidiaries, R$28,070 were added to internally generated intangible assets (R$27,805 in the period ended March 31, 2023), through the capitalization of labor.

a)        Capitalization of borrowing costs

During the period ended March 31, 2023, the indirect subsidiary Comgás capitalized R$19,797 at a weighted average rate of 10,62% p.a. (R$21,681 at 13.12% p.a. in the period ended March 31, 2023).

During the period ended March 31, 2024, the indirect subsidiary Sulgás capitalized R$403 at a weighted average rate of 5,81% p.a. (R$126 at 5.81% p.a. in the period ended March 31, 2023).

11.4  RIGHT-OFF-USE ASSETS
	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
At January 1, 2024	524,894	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,765,809	42,655
Additions	4,286	5,695	—	—	7,683	—	—	17,664	—
Contractual readjustments	1,198	648	9,412	1,771	21	—	(14,939)	(1,889)	—
Write-offs	(272)	(550)	—	—	(1,608)	—	—	(2,430)	—
Exchange differences	6,351	1,095	—	—	565	—	—	8,011	—
At March 31, 2024	536,457	528,008	952,840	87,720	66,825	1,533,969	8,081,346	11,787,165	42,655

Amortization	—	—	—	—	—	—	—	—	—
At January 1, 2024	(195,073)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,252,291)	(20,455)
Additions	(22,140)	(14,266)	(8,684)	(1,117)	(2,967)	(19,175)	(79,024)	(147,373)	(1,499)
Write-offs	219	247	—	—	(1,153)	—	—	(687)	—
Exchange differences	(2,031)	(1,031)	—	—	(216)	—	—	(3,278)	—
At March 31, 2024	(219,025)	(161,798)	(477,239)	(26,471)	(39,073)	(57,524)	(1,422,499)	(2,403,629)	(21,954)
At January 1, 2024	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518	22,200
At March 31, 2024	317,432	366,210	475,601	61,249	27,752	1,476,445	6,658,847	9,383,536	20,701

11.5. INVESTMENT PROPERTIES
Investment properties
At January 1, 2024	15,976,126
Additions	1,740
At March 31, 2024	15,977,866

67

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries have financial commitment that totaled an estimated present value of R$ 46,190,349, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2034.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The amendment to renew the Malha Paulista concession, which provides for the execution throughout the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 make up the bond book.
(ii)	The Malha Central subconcession contract provides for investments with a fixed term (from one to three years from the signing of the contract), estimated by ANTT at R$645,573.

13.  CONCESSIONS PAYABLE
	03/31/2024	12/31/2023
Court discussion:
Rumo Malha Oeste S.A.	2,263,581	2,206,945
	2,263,581	2,206,945

Railroad concession:
Rumo Malha Paulista S.A.	1,097,976	1,067,256
	1,097,976	1,067,256

Concessions and grants:
Rumo Malha Sul S.A.	73,745	76,191
Rumo Malha Paulista S.A.	207,894	190,282
Rumo Malha Central S.A.	26,249	24,699
	307,888	291,172

Total	3,669,445	3,565,373

Current	269,227	250,971
Non-current	3,400,218	3,314,402
	3,669,445	3,565,373

a)        Disputed lease and concession:

On July 21, 2020, Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party re-bidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017 and Decree No. 9,957 of August 8, 2019. An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Union, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the aforementioned cases is R$26,491 (R$26,064 on December 31, 2023).

68

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Leases and grants within the scope of CPC 04/IFRS 16

	03/31/2024	12/31/2023
Leases:
Rumo Malha Sul S.A.	407,095	452,701
Rumo Malha Paulista S.A.	404,798	422,173
Rumo Malha Oeste S.A.	118,142	131,038
	930,035	1,005,912

Grants:
Rumo Malha Paulista S.A. (renewal)	941,390	919,011
Rumo Malha Central S.A.	962,501	940,456
	1,903,891	1,859,467

Total	2,833,926	2,865,379

Current	352,838	358,464
Non-current	2,481,088	2,506,915
	2,833,926	2,865,379

14.  OTHER TAX PAYABLES
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tax debts installments	213,089	211,226	219,087	217,348
ICMS	8	—	243,310	190,474
COFINS	48,071	96,905	129,780	177,720
PIS	2,203	12,951	17,494	27,073
Social Security charges	60,182	62,249	84,531	87,214
IRRF	—	—	32,086	14,133
Other	554	2,082	99,996	122,998

	324,107	385,413	826,284	836,960

Current	162,818	226,556	660,759	673,718
Non-current	161,289	158,857	165,525	163,242
Total	324,107	385,413	826,284	836,960

69

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

15.  INCOME TAXES

a) Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23
Income before income tax and social contribution	(662,337)	(1,147,090)	247,907	385,452
Income tax and social contribution at nominal rate (34%)	225,195	390,010	(84,288)	(131,054)
Adjustments for calculating the effective rate
Equity income	264,620	(153,911)	22,736	365,853
Result of companies abroad	—	—	(1,844)	(16,351)
Operating profit	—	—	91,036	40,809
Interest on equity	—	—	—	50
Goodwill amortization effect	—	—	318	—
Permanent differences (donations, gifts, etc.)	—	—	(1,891)	(3,793)
Unrecognized tax losses and temporary differences	—	—	(67,150)	(46,972)
ICMS benefit - extemporaneous	—	—	1,010	5,525
ICMS benefit - current year	—	—	5,093	68,409
Dividend income	—	—	—	136,936
Provision for non-realization of the benefit of the covenant Federative	—	—	—	(1,187,750)
Provision for non-realization of the benefit of the covenant Federal - Interest and Fine	—	—	7,646	(101,135)
Selic on indebtedness	4,044	7,019	19,141	42,363
Other	(23,697)	(159)	23,830	22,926
Income tax and social contribution (current and deferred)	470,162	242,959	15,637	(804,184)

Effective rate - %	(70.99%)	(21.18%)	6.31%	(208.63%)

70

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Deferred tax assets from:
Income taxes losses	1,152,368	945,685	3,016,862	2,714,996
Negative base of social contribution	415,387	340,981	1,038,525	929,055
Temporary differences
Foreign exchange variation - Loans and financing	1,281,426	1,165,734	1,409,904	1,292,954
Provision for lawsuits	90,721	95,780	233,166	218,881
Impairment provision (Rumo Malha Oeste)	—	—	25,516	27,072
Post-employment benefit obligation	—	—	151,974	150,336
Provisions for uncertain tax credits and tax losses	—	—	37,663	34,511
Provision for non-occurrence of taxes	6,985	6,985	72,668	73,641
Share-based payment transactions	71,491	64,065	172,215	157,825
Lease	2,475	2,497	180,819	161,840
Unrealized loss with derivatives	265,381	165,978	689,828	823,286
Provisions for profit sharing	20,257	36,020	68,149	159,994
Business Combination - Intangible	—	—	125,091	124,379
Business combination – Fixed assets fixed assets	—	—	3,151	24,795
Other provisions	—	—	740,310	691,162
Deferred on pre-operating income	—	—	116,389	87,454
Regulatory asset (liability)	—	—	6,896	6,661
Other	178,873	208,331	376,338	391,444
Total	3,485,364	3,032,056	8,465,464	8,070,286

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and financing	—	—	(131,764)	(195,232)
Provision for lawsuits	—	—	(408)	(408)
Useful life review	—	—	(475,601)	(456,093)
Business combination – fixed assets	—	—	(148,896)	(148,872)
Tax goodwill	—	—	(622,661)	(618,758)
Unrealized income with derivatives	—	—	(305,184)	(299,965)
Fair value adjustment on debt	—	—	(381,326)	(281,784)
Marketable securities	—	—	(77,437)	(77,437)
Investment properties	—	—	(455,820)	(455,773)
Goods intended for sale	—	—	(10,555)	(10,546)
Effects on the formation of joint ventures	(103,791)	(103,992)	(103,791)	(103,992)
Business Combination - Intangible	—	—	(4,395,227)	(4,426,881)
Post-employment obligations	—	—	(4,641)	(4,641)
Lease	—	—	(12,193)	(10,034)
Provisions	—	—	(34)	(449,153)
Other (ii)	(430,319)	(449,153)	(636,398)	(147,120)
Total	(534,110)	(553,145)	(7,761,936)	(7,686,689)
Total deferred taxes recorded	2,951,254	2,478,911	703,528	383,597
Deferred tax assets	2,951,254	2,478,911	5,997,558	5,609,030
Deferred tax liabilities	—	—	(5,294,030)	(5,225,433)
Total deferred, net	2,951,254	2,478,911	703,528	383,597

71

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers mainly to the tax loss recognized on the capital contribution in a controlled company.

Deferred income tax and social contribution inactivated

As of March 31, 2024, the balance of inactivated income tax and social contribution is R$2,685,187 and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of tax profits.

c)             Changes in deferred tax assets and liabilities:

ASSETS	Parent Company
	Tax loss and negative base	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Others	Total
At January 1, 2024	1,286,666	100,085	165,978	102,765	2,497	1,374,065	3,032,056
Credited / charged from income for the period	281,089	(8,337)	99,403	(5,059)	(22)	(29,458)	337,616
Foreign exchange differences	—	—	—	—	—	115,692	115,692
At March 31, 2024	1,567,755	91,749	265,381	97,706	2,475	1,460,299	3,485,364

	Parent Company
	Effects on the formation of joint venture	Other	Total
At January 1, 2024	(103,992)	(449,153)	(553,145)
Credited / charged from income for the period	201	20,502	20,703
Recognized in shareholders' equity	—	(1,668)	(1,668)
At March 31, 2024	(103,791)	(430,319)	(534,110)

Total deferred taxes recognized			2,951,254

72

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Others	Total
At January 1, 2024	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286
Credited / charged from income for the period	411,336	1,638	(77,455)	62,451	18,979	(133,458)	712	(7,580)	276,623
Recognized in shareholders' equity	—	—	—	1,605	—	—	—	—	1,605
Foreign exchange differences	—	—	—	—	—	—	—	116,950	116,950
At March 31, 2024	4,055,387	151,974	240,364	1,109,323	180,819	689,828	125,091	1,912,678	8,465,464

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
At January 1, 2024	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Credited / charged from income for the period	201	—	31,654	(5,219)	(19,508)	(99,542)	(2,159)	449,153	(448,120)	(93,540)
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	18,293	18,293
At March 31, 2024	(103,791)	(4,641)	(4,395,227)	(305,184)	(475,601)	(381,326)	(12,193)	(408)	(2,083,565)	(7,761,936)

Total deferred taxes recorded										703,528

73

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

As of March 31, 2024 and December 31, 2023, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tax	254,248	272,063	795,081	813,732
Civil, environmental and regulatory(i)	79,035	73,744	532,081	512,979
Labor	52,930	55,286	427,562	387,692
	386,213	401,093	1,754,724	1,714,403

(i)	In the period ended March 31, 2024, we highlight the agreement entered into with the Municipality of São Paulo for the resolution of administrative/judicial pendency, as well as the judgment in the 2nd instance of a judicial proceeding inherent to the Public Services Regulatory Agency of the State of São Paulo (ARSESP) in the amount of R$12,583, as well as an agreement signed with the Municipality of São Paulo for the resolution of administrative/judicial issues, through its indirect subsidiary Comgás.

	Judicial deposit
	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tax(i)	379,083	373,779	750,716	652,236
Civil, environmental and regulatory	14,798	16,126	124,462	114,724
Labor	13,270	13,584	128,806	128,941
	407,151	403,489	1,003,984	895,901

(i)	On January 31, 2024, its subsidiary Comgás made judicial deposits in the amount of R$ 90,410 in a lawsuit to discuss the deductibility, from the IRPJ and CSLL calculation basis, of default interest on tax debts.

74

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At December 31, 2023	272,063	73,744	55,286	401,093
Provisioned in the period	7,612	2,398	453	10,463
Write-offs by reversal / payment	(1,245)	(406)	(1,786)	(3,437)
Interest (i)	(24,182)	3,299	(1,023)	(21,906)
At December 31,2023	254,248	79,035	52,930	386,213

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
At December 31, 2023	813,732	512,979	387,692	1,714,403
Provisioned in the period	9,654	36,160	39,745	85,559
Write-offs by reversal / payment	(5,969)	(46,979)	(26,240)	(79,188)
Interest (i)	(22,336)	29,921	26,365	33,950
At December 31,2023	795,081	532,081	427,562	1,754,724

(i)	Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

75

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Compensation with FINSOCIAL	—	—	329,083	326,220
INSS	78,287	77,254	100,477	100,149
ICMS credit	80,244	99,864	149,458	174,860
PIS and COFINS	33,178	32,832	33,646	33,244
IPI	57,001	56,638	63,785	63,358
IRPJ and CSLL	1,110	1,102	10,846	10,698
Other	4,428	4,373	107,786	105,203
	254,248	272,063	795,081	813,732
  Labor claims: The Company and its subsidiaries are part of the liability pole of labor lawsuits filed by former employees and third-party service providers claiming additional payments for compensation and indemnities. In addition, the Company and its subsidiaries have public civil actions brought by the Public Labor Prosecutor’s Office on the alleged non-compliance with labor standards, working conditions and work environment and on these demands, for allegations found to be well founded, Terms of Conduct Adjustment were signed with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b)            Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tax	4,989,393	4,934,309	15,913,035	15,703,294
Civil, environmental and regulatory	1,074,335	1,045,171	6,392,422	7,166,011
Labor	9,326	9,168	773,102	805,222
	6,073,054	5,988,648	23,078,559	23,674,527

76

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Tax:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Isolated fine - Federal tax	—	—	826,245	792,496
IRPJ/CSLL (i)	1,290,510	1,280,245	6,544,397	6,316,155
ICMS -Tax on circulation of goods	1,212,197	1,205,621	3,071,886	2,962,716
IRRF	1,436	—	1,105,843	1,226,223
PIS and COFINS	1,303,907	1,286,634	2,128,624	2,293,933
MP 470 installment of debts	246,786	232,104	397,182	381,060
Stock Grant Plan	—	—	61,543	60,863
IOF on loans	—	—	185,305	154,606
Reward Credit Compensation	144,292	143,322	144,292	143,322
IPI - Tax on industrialized products	234,925	233,464	377,912	374,471
INSS	79,860	79,019	164,199	159,007
Other	475,480	473,900	905,607	838,442
	4,989,393	4,934,309	15,913,035	15,703,294

(i)	The Company, through its subsidiary Comgás, has notices of infraction issued by the Brazilian Federal Revenue Service regarding the disallowance of amortization of goodwill expenses based on the expectation of future profitability arising from corporate transactions.Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.

We did not identify any effects of IFRIC 23 / ICPC 22 - Uncertainty about Treatment of Income Taxes that could have an impact on the accounting policies of the Company and its subsidiaries or these financial statements.

Civil, environmental and regulatory:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Civil	1,012,991	983,867	3,198,578	3,184,240
Environmental (i)	60,572	60,549	1,582,964	2,330,683
Regulatory	772	755	1,610,880	1,651,088
	1,074,335	1,045,171	6,392,422	7,166,011

(i)	The subsidiary Moove was a defendant in a Public Civil Action ("PCA") aimed at paying compensation for environmental pollution that occurred in the former area of Companhia Usina de Passivos. Several PCA’s were filed in the face of different companies. In February 2024, there was a change in one of the PCAs, in which the value assigned by the Public Prosecutor’s Office was R$365,319 and the action was extinguished and filed. In another PCA, there was delimitation of the responsibility of the company and the value that was of R$441,142 changed to R$2,062

77

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Labor:

	Parent Company		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Labor claims	9,326	9,168	773,102	805,222
	9,326	9,168	773,102	805,222

17.  SHAREHOLDERS’ EQUITY

a)         Share capital

The subscribed capital on March 31, 2024 is R$8,682,544 (R$8,402,544 on December 31, 2023), fully paid in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the statute, the authorized share capital can be increased up to the limit of R$9,000,000.

As of March 31, 2024, the Company's share capital consists of the following:

Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	25,638,467	1.37%
Free float	1,165,984,016	62.22%
Outstanding shares	1,863,935,425	99.46%
Treasury stock	10,135,507	0.54%
Total	1,874,070,932	100.00%

b)        Treasury shares

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

On March 31, 2024, the Company had 10,135,507 shares in treasury (6,514,511 shares on December 31, 2023), whose market price was R$16.20.

c)        Dividends

78

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
At January 1, 2024	99,194	219,941	319,135
Complementary Dividends	244,326	13,587	257,913
Dividends received	(244,324)	(228,342)	(472,666)
At March 31, 2024	99,196	5,186	104,382

(i)                      See composition of the balance in note 9.1.a.

Consolidated	Investments in associates (iii)	Investments in joint venture	Total
At January 1, 2024	35,836	219,941	255,777
Complementary Dividends	601,779	119,646	721,425
Other movements	(1,773)	—	(1,773)
Dividends received	(587,744)	(293,912)	(881,656)
At March 31, 2024	48,098	45,675	93,773

(ii)                     See composition of the balance in note 9.1.b

ii. Payable

	Parent Company	Consolidated
At January 1, 2024	276,065	549,054
Complementary Dividends	—	223,345
Dividends paid	—	(93,851)
At March 31, 2024	276,065	678,548

79

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

d)            Other comprehensive income

	12/31/2023	Comprehensive (loss) income	03/31/2024
Cash flow hedge result	(1,487,128)	(42,564)	(1,529,692)
Exchange rate differences on conversion of operations abroad	1,838,413	63,056	1,901,469
Actuarial losses of defined benefit plan	(291,213)	24,286	(266,927)
Deferred tax on actuarial losses of defined benefit plan	99,012	(8,257)	90,755
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	164,373	36,521	200,894

Attributable to:
Controlling shareholders	314,325	44,911	359,236
Non-controlling shareholders	(149,952)	(8,390)	(158,342)

	12/31/2022	Comprehensive (loss) income	03/31/2023
Cash flow hedge result	(1,361,895)	1,585	(1,360,310)
Exchange rate differences on conversion of operations abroad	2,010,914	(241,448)	1,769,466
Actuarial losses of defined benefit plan	(219,663)	3,195	(216,468)
Deferred tax on actuarial losses of defined benefit plan	74,685	(1,086)	73,599
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(237,754)	271,576

Attributable to:
Owners of the Company	567,546	(183,425)	384,121
Non-controlling interests	(58,216)	(54,329)	(112,545)

80

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

18.  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	1Q24	1Q23
Loss attributable to holders of common shares of Company used in calculating basic earnings per share	(192,175)	(904,131)
Diluting effect of the share-based plan of subsidiaries	(282)	(59)
Loss attributable to holders of common shares of Company used in the calculation of diluted earnings per share	(192,457)	(904,190)

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,865,733	1,866,630
Share repurchases	—	(16,829)
Diluted	1,865,733	1,849,801

Earnings per share
Basic	(0.1030)	(0.4844)
Diluted	(0.1032)	(0.4888)

 Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

Anti-dilution instruments

In the period ended March 31, 2024, 8,912,581 shares related to the Company's stock option plan were not considered in the analysis of diluted earnings per share, as they decrease the loss per share. (5,951,142 shares as of March 31, 2023).

81

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

19.  NET SALES
	Consolidated
	1Q24	1Q23 (restated) (i)
Gross revenue from the sale of products and services	11,293,719	11,161,400
Construction revenue	320,030	302,908
Indirect taxes and other deductions	(1,771,693)	(1,846,154)
Net sales	9,842,056	9,618,154

(i)	For more details see note 3.1

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	1Q24	1Q23 (restated) (i)
At a point in time
Natural gas distribution	3,711,592	4,027,783
Lubricants, base oil and other	2,271,562	2,500,021
Electricity trading	136,567	136,767
Other	103,553	192,670
	6,223,274	6,857,241
Over time
Railroad transportation services	2,997,764	2,274,298
Construction revenue	320,030	302,908
Container operations	148,253	109,530
Services rendered	168,030	87,152
	3,634,077	2,773,888
Eliminations	(15,295)	(12,975)
Total net sales	9,842,056	9,618,154

20.  COSTS AND EXPENSES BY NATURE

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by nature/purpose is as follows:

82

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23 (Restated) (i)
Raw material and material for use in the provision of services	—	—	(1,715,162)	(1,929,198)
Gas and transportation cost	—	—	(2,743,533)	(3,127,830)
Railroad transport and port elevation expenses	—	—	(754,724)	(671,667)
Other transport	—	—	(125,534)	(119,499)
Depreciation and amortization	(3,851)	(3,422)	(907,264)	(785,219)
Personnel expenses	(66,845)	(60,601)	(720,468)	(652,851)
Construction cost	—	—	(320,030)	(302,908)
Expenses with third-party services	(13,517)	(6,132)	(252,533)	(176,831)
Business expenses	(15)	—	(9,947)	(10,207)
Other expenses	(19,455)	(16,486)	(323,901)	(232,650)
	(103,683)	(86,641)	(7,873,096)	(8,008,860)

Cost of goods sold and services rendered	—	—	(6,928,437)	(7,178,603)
Selling expenses	—	—	(361,404)	(339,733)
General and administrative expenses	(103,683)	(86,641)	(583,255)	(490,524)
	(103,683)	(86,641)	(7,873,096)	(8,008,860)

(i)	For more details see note 3.1
21.  OTHER INCOME (EXPENSES), NET
	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23
Extemporaneous tax credits	—	—	12,525	4,225
Loss on disposals of non-current assets and intangible assets	(7)	—	(8,659)	(793)
Net effect of provisions for legal proceedings	(10,842)	(22,465)	(81,260)	(63,627)
Other income	1,731	52,512	130,546	435,712
Provision for inventory losses and inventory losses	—	—	(26,038)	(3,984)
Others	(5,120)	(11,860)	(26,353)	(9,640)
	(14,238)	18,187	761	361,893

83

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

22.  FINANCE RESULTS, NET

The details of revenues and finance costs are as follows:

	Parent Company		Consolidated
	1Q24	1Q23	1Q24	1Q23
Gross debt cost
Interest and monetary variation	(397,186)	(203,387)	(1,404,513)	(1,317,709)
Net foreign exchange variation on debts	(154,831)	—	(511,848)	598,813
Financial result with derivatives and fair value	(86,459)	(344,066)	444,409	170,409
Amortization of borrowing costs	(3,244)	(2,007)	(18,673)	(14,684)
Guarantees and warranties	—	—	(8,623)	(8,920)
	(641,720)	(549,460)	(1,499,248)	(572,091)
Income from financial investments and exchange rate variation in cash and cash equivalents	37,151	48,474	445,338	449,263
Changes in fair value of investments in listed entities	—	—	—	(1,804,928)
	37,151	48,474	445,338	(1,355,665)
Cost of debt, net	(604,569)	(500,986)	(1,053,910)	(1,927,756)

Other charges and monetary variations
Interest on other receivables	13,684	13,897	117,010	99,556
Update of other financial assets	—	501	—	501
Monetary variation on leases and concessions agreements	—	—	(118,805)	(152,362)
Interest on leases	(823)	(885)	(138,745)	(96,873)
Interest on contingencies and contracts	(12,765)	(38,997)	(91,727)	(418,300)
Interest on sectoral assets and liabilities	—	—	(20,759)	(19,956)
Bank charges and other	(6,650)	(10,514)	(9,216)	3,593
Foreign exchange, net	(711,588)	(88,969)	(463,177)	(257,517)
	(718,142)	(124,967)	(725,419)	(841,358)
Financial result, net	(1,322,711)	(625,953)	(1,779,329)	(2,769,114)

Reconciliation
Financial expenses	(529,536)	(428,483)	(1,864,555)	(4,255,260)
Financial income	58,182	68,474	615,101	600,662
Exchange variation	(337,996)	243,142	(531,218)	585,342
Net effect of derivatives	(513,361)	(509,086)	1,343	300,142
Financial result, net	(1,322,711)	(625,953)	(1,779,329)	(2,769,114)

84

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS
	Consolidated
	03/31/2024	12/31/2023
Defined contribution
Futura II	310	333
Defined benefit
Futura	175,309	175,150
Health Insurance	446,982	442,164
	622,291	617,314
	622,601	617,647

24. SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Plans that are settled in shares and cash. As of 31 March 2024, the Group has the following share-based payment arrangements:

Grants made in 2024

  Share grant program (liquidated in shares)

In the period ended of March 31, 2024, the following Grant Program was established:

Program	Conditions for vesting
Cosan Invest III

Grant Januay 30, 2024.

The incentive program is conditioned on service time (service condition) and performance goals (performance conditions). Of the total actions of the program, 60% are related to service time for the period of 5 years and the actions are granted annually. The rest, equivalent to 40% of the program, are related to performance goals being necessary to achieve specific metrics that can vary between 0% and 110% (to calculate the fair value was considered the achievement of 100%). Shares are in lock-up for one year. The 2024 grant refers only to the portion granted annually, which is linked to service condition (vesting period of 12 months).

85

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2019	Cosan S.A.	60	229,020	(48,707)	180,313	13.44
07/31/2020	Cosan S.A.	60	68,972	(6,704)	62,268	20.93
7/31/2021 - Invest I	Cosan S.A.	36	424,839	(52,366)	372,473	24.38
9/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(2,243,521)	3,039,754	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(99,230)	707,522	23.20
7/31/2022 - Invest I	Cosan S.A.	36	846,506	(200,201)	646,305	18.74
11/22/2022 - Invests Partners	Cosan S.A.	60	377,173	—	377,173	17.14
1/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(5,235,636)	7,236,689	15.26
7/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(348,937)	698,908	17.53
12/01/2023 - Invest Cosan III - Associate	Cosan S.A.	60	546,734	—	546,734	17.68
01/30/2024 - Invest Cosan III - Partners	Cosan S.A.	12	2,322,324	(712,147)	1,610,177	18.18
			24,425,765	(8,947,449)	15,478,316

7/31/2019	Comgás	48	83,683	(83,683)	—	79.00

7/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
7/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
7/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
7/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

08/15/2019	Rumo S.A.	60	843,152	(267,977)	575,175	22.17
11/11/2020	Rumo S.A.	60	776,142	(249,747)	526,395	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(977,523)	503,477	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(191,959)	1,368,434	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(53,959)	1,727,681	20.36
09/01/2023	Rumo S.A.	36	1,724,867	—	1,724,867	21.86
			8,167,194	(1,741,165)	6,426,029

86

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(26,285)	106,385	50.79
07/31/2020 - Invest II	Moove	60	106,952	(17,695)	89,257	61.89
07/31/2021 - Invest III	Moove	36	80,729	(14,115)	66,614	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(3,741)	74,226	135.05
07/31/2023 - Invest V	Moove	36	82,204	(632)	81,572	150.98
08/01/2021	Compass Gás e Energia	24	29,492	(29,492)	—	25.46
08/01/2021	Compass Comercialização	36	35,202	(28,922)	6,280	25.46
08/01/2021	Compass Gás e Energia	36	173,716	(22,296)	151,420	25.46
08/01/2021	Compass Gás e Energia	36	38,183	(7,999)	30,184	25.46
11/01/2021	Compass Gás e Energia	32	196,383	—	196,383	25.46
11/01/2021	Compass Gás e Energia	32	1,679,149	(63,684)	1,615,465	25.46
02/01/2022	Compass Gás e Energia	29	91,835	—	91,835	25.59
08/01/2022	Compass Gás e Energia	36	854,585	(69,853)	784,732	25.59
08/01/2022	Compass	36	30,766	(25,531)	5,235	25.59
08/01/2022	TRSP	36	32,269	(5,120)	27,149	25.59
08/01/2023	Compass Gás e Energia	36	247,368	(12,550)	234,818	34.12
08/01/2023	Compass	36	25,894	(16,740)	9,154	34.12
08/01/2023	TRSP	36	23,403	—	23,403	34.12
			3,938,767	(344,655)	3,594,112
Total			37,958,018	(11,116,952)	26,841,066

87

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)        Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
At January 1, 2024	20,036,862	31,557,498
Granted	2,322,324	2,322,324
Addition of shares (i)	—	65,323
Exercised/cancels/other	(6,880,870)	(7,104,079)
At March 31, 2024	15,478,316	26,841,066

(i)

Total shares accrued corresponding to the proportional amount of dividends, interest on equity and reduction of equity eventually paid or credited by the subsidiary Compass to its shareholders between the date of the grant and the end of said vesting exercise.

b)        Fair value measurement

The weighted average fair value of the programs granted during March 31, 2024 and December 31, 2023 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	03/31/2024	18.18	N/A	N/A
	12/31/2023	16.82	N/A	N/A

Compass	03/31/2024	41.21	N/A	N/A
	12/31/2023	42.21	N/A	N/A

TRSP	03/31/2024	41.21	N/A	N/A
	12/31/2023	42.21	N/A	N/A

Rumo (i)	03/31/2024	21.87	10.41%	25.84%
	12/31/2023	21.87	10.41%	25.84%

Moove (ii)	03/31/2024	105.98	4.05%	42.85%
	12/31/2023	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c)         Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended March 31, 2024 and December 31, 2023 were R$47,557 and R$39,719, respectively.

88

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

25.  SUBSEQUENT EVENTS

SALE OF VALE S.A. SHARES AND LIQUIDATION OF DEBTS AND COLLAR FINANCING

On April 19, 2024, the Company sold an additional 33,525 million shares, equivalent to a 0.74% stake in the Collar Financing structure, together with the early settlement of the remaining balance of indebtedness. With this latest advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, holding only a direct stake in Vale. After the sale, Cosan's direct interest in Vale's total shares became 3.91% and 4.14% under the voting capital, i.e., excluding treasury shares.

UNWIND CALL SPREAD - OPERATION VALE S.A.

On May 8, 2024, the Company settled the 2024 tranche of the call spread structure, in which it obtained a cash inflow gain of R$14,499, now holding the optionality of 1.35%, against the 1.60% held until then.

WEATHER EVENTS IN RIO GRANDE DO SUL – SULGÁS

Following the recent climatic events that have affected the state of Rio Grande do Sul, Compass subsidiary is monitoring potential impacts on the operations of its controlled company, Companhia de Gás do Estado do Rio Grande do Sul S.A. - "Sulgás". The Compass subsidiary has established a crisis committee to oversee and ensure the safety of employees and their families, monitor the impacts on distribution networks in high-risk areas, ensure continuity of supply, and maintain timely communication with its customers. Additionally, the Compass subsidiary and Sulgás have offered support to the State Government. Thus far, this event has not resulted in material impacts for the Company's financial reporting purposes.

INCORPORATION OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. ("CLI SUL") completed the process of incorporation of Elevações Portuárias S.A. ("EPSA"), after obtaining the necessary regulatory approvals. As a consequence of this corporate reorganization, the subsidiary Rumo S.A. ("Rumo") received from CLI SUL, on the same date, the amount of R$168,855. This amount refers to the additional acquisition price that CLI SUL undertook to pay to Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges,  deducted from the cash held by CLI SUL. After the merger, the shareholders of CLI SUL became CORREDOR LOGÍSTICA E INFRAESTRUTURA S.A. ("CLI") and Rumo, maintaining the shareholding division at 80% for CLI and 20% for Rumo.

EXCLUSION OF ICMS FROM THE PIS AND COFINS CALCULATION BASIS

On April 10, 2024, the joint subsidiary Raízen S.A., through the indirect subsidiary Blueway, obtained the approval by the Brazilian Federal Revenue Service of the request for qualification of a tax credit, in the amount of R$ 1,824,019, determining the exclusion of ICMS from the PIS and COFINS calculation basis.

COMPLIANCE WITH ESG GOAL – 2nd DEBENTURE OF MALHA PAULISTA

As indicated in note 5.1, the 2nd Debenture of Malha Paulista from the subsidiary Rumo is linked to the sustainable target of reducing greenhouse gas emissions per ton of useful kilometer (TKU) by 15% by 2023, taking as a starting point the date basis of December 2019. Compliance with the Rate Step Down Condition was verified based on Rumo's Annual Sustainability Report (“RAS”), which contains consolidated data from Malha Paulista, relating to the fiscal year ended on December 31st 2023. Therefore, the company will benefit from a step-down of 25 basis points in each series, which will reduce the rate from the next Capitalization Period to CDI + 1.54% in the 1st series and IPCA + 4.52 % in 2nd grade.

89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer

90